Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Charron Favreau, S.P.C.
4682 Calle Bolero, Unit B
Camarillo, CA 93012
http://chareau.us/

Up to $249,999.75 in Common Stock at $6.75
Minimum Target Amount: $9,996.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Charron Favreau, S.P.C.
Address: 4682 Calle Bolero, Unit B, Camarillo, CA 93012
State of Incorporation: WA
Date Incorporated: February 11, 2019

Terms:

Equity

Offering Minimum: $9,996.75 | 1,481 shares of Common Stock
Offering Maximum: $249,999.75 | 37,037 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.75
Minimum Investment Amount (per investor): $243.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Joinder to Shareholder Agreements

Shareholder Agreements. Execution of this Subscription serves as a Joinder Agreement whereby the Subscriber, as an "Investor" thereunder, agrees to the terms of, and becomes a party to, the Company's Voting Agreement, Investors Rights Agreement and Right of First Refusal and Co-Sale Agreement, each dated March 29, 2019 and collectively referred to as "Shareholder Agreements". **Please see Exhibit F of the Offering Circular to review the Shareholder Agreements. Please refer to a summarization of these rights in the Company Securities section of the Offering Circular.**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares*

**Investments made within the first 10 days for the "Friends and Family Bonus" and "Early Bird Bonus" cannot combine perks with any other bonus share offer. If an investment is made within the first 10 days, the best, and only, bonus offer will apply.*

Amount-Based:

$500 | Free Shipping until 2022 & Exclusive Apparel

Invest $500+ and receive free shipping on all purchases made on the www.chareau.us website until 2022 and get exclusive Chareau owner's apparel.**

$1,000+ | Virtual Cocktail Class and Happy Hour

Invest $1000+ and one of Chareau's Bartender Brand Ambassadors will host a virtual Cocktail Class and Happy Hour for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

$10,000+ | 5% Bonus Shares + Virtual Happy Hour

Invest $10,000+ and receive 5% bonus shares and the Virtual Cocktail Class and Happy Hour reward for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

$25,000+ | 10% Bonus Shares + Virtual Happy Hour

Invest $25,000+ and receive 10% bonus shares and the Virtual Cocktail Class and Happy Hour reward for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

*** Our webstore is scheduled to launch in July 2020. Shipping of liquor is restricted in certain U.S. states.*

The 10% Bonus for StartEngine Shareholders

Charron Favreau, S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.75/ share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $675. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Charron Favreau S.P.C. is a beverage company that produces craft spirits in Camarillo, CA. We operate our own distilled spirits plant, produce and market spirits products, most notably Chareau Aloe Liqueur, and sell those products to third party distributors

and retailers across the United States. Our company was originally formed in 2011 as Charron Favreau LLC. Our licensing, IP, trademark, distribution contracts, leases, and many other material contracts are still in the name of Charron Favreau LLC. In 2019, Charron Favreau, S.P.C. was formed to further expand and develop our business as the parent company, and all Charron Favreau LLC members have signed over their shares on a 1:1 basis to Charron Favreau, S.P.C. Charron Favreau LLC now operates as a wholly owned subisidary.

Competitors and Industry

We operate in the spirits industry as a craft spirit producer. A craft spirit producer can be described as an independently-owned and operated facility that uses any combination of traditional and/or innovative techniques such as fermenting, distilling, re-distilling, blending, infusing or warehousing to create products with a unique flavor profile.

Craft spirits only make up 4.6% of the overall spirits market sales as of 2017, but is growing at a 29.9% annual growth rate. There are currently over 1800 craft distilleries in the U.S. We believe we are unique in that we produce the World's First Aloe Vera Liqueur, and that we are the first distillery fully dedicated to producing a liqueur as our flagship product.

Current Stage and Roadmap

We launched our first product, Chareau, in 2013. Chareau is now available in 40 states across the U.S. using third party distributors to sell our products to bars and restaurants. In 2019, we launched our second product, Icarus, a Limited Edition 5 year American Brandy that we only produced once. Also in 2019, we partnered with The Espiritus Group to manage our sales and marketing as a core part of their growing portfolio.

Over the next year, we will continue to grow and focus on Chareau as a bar staple and increase our consumer marketing to build market share in the e-commerce and retail channels. In the second half of 2020 we will be launching our own e-commerce storefront to sell our spirits, merchandise, and to-go cocktail kits. In 2021, we plan to open a tasting room that would allow direct-to-consumer sales and a channel for us to expand our portfolio of products.

The Team

Officers and Directors

Name: Kurt Charron

Kurt Charron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO/President

Dates of Service: August 12, 2011 - Present
Responsibilities: Management of the company's day to day operations and resources, face of the company, and main point of contact for shareholders and corporate communications. Salary compensation is $90,000/year for 2020.

- **Position:** Treasurer
  Dates of Service: March 29, 2019 - Present
  Responsibilities: Management of Corporate Fiscal Affairs

- **Position:** Board Member
  Dates of Service: March 29, 2019 - Present
  Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

Name: Garrett Scott Greenburg

Garrett Scott Greenburg's current primary role is with FarPoint Venture Law. Garrett Scott Greenburg currently services less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Assistant Secretary
  Dates of Service: March 29, 2019 - Present
  Responsibilities: Assist the Secretary and CEO with corporate compliance. G. Scott Greenburg is compensated hourly, through his firm Farpoint Venture Law, for his contributions. G. Scott Greenburg's primary job is at Farpoint Venture Law.

Other business experience in the past three years:

- **Employer:** FarPoint Venture Law
  Title: Founder/Attorney
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Legal Counsel. The Company has engaged the law firm, FarPoint Venture Law PC, to serve as the Company's outside general counsel, which may include, annual compensation or consideration in excess of $120,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that

may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) TTB (Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on www.chareau.us or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Charron Favreau, S.P.C. could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to the Specialty Alcoholic Beverage and Spirits Industries

We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe. Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. We could be subject to product recalls, which could have a material adverse affect on our business. We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls. Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image. Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover,

although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities. For a significant portion of our business we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets. Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic food products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: • the level of demand for our brands and products in a particular distribution area, • our ability to price our products at levels competitive with those offered by competing products, and • our ability to deliver products in the quantity and at the time ordered by distributors. We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results. Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales. Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors. We are subject to many federal, state and local laws with which compliance is both costly and complex. The food and beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by

state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our facility if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Impact of COVID-19
The closure of bars, restaurants, and retail businesses in 2020 due to COVID-19, and related government orders, has affected, and will continue to affect, our business and industry. The uncertainty of when these businesses will open back up, and under what regulations, causes risk to the future success of our business and the ability to sell our products.

Risks of Investing in a Private Company and of this Investment
We are largely dependent on the services of our founder. Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder

and CEO. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain. The CEO will control the Company. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business. We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance. Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material. We must control our costs and product supply to be profitable. It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range. We maintain limited liability insurance coverage. Although we carry general liability insurance of $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the funds to defend a lawsuit, we could be forced to stop doing business. We face a number of uninsured risks, any one of which could harm our business. The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations. We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth. As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected. We maintain broad discretion with respect to the use of the offering proceeds. We maintain broad discretion with respect to the use of proceeds from this Offering. As such the CEO may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors. We will

have the right to issue additional shares which would dilute the interests of existing shareholders. We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe. We have agreed to provide indemnification of officers and directors. Our Corporate Bylaws and organizational materials provide that we may indemnify the CEO, any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with the CEO and each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. State corporate statutes and certain provisions of the Corporate Bylaws and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the CEO, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company. We do not anticipate paying dividends and unit holders will not earn current returns. We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities. FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT

IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

We Do Not Have a Diversified Merchandise Mix

The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts. We have a name and logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets. Seasonality may cause cash flow to vary from quarter to quarter. Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows. We expect our quarterly operating results to fluctuate. We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of our operating results are not necessarily meaningful and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include: • frequency of repeat purchases by customers; • our ability to attract and retain talented sales employees; • the announcement or introduction of new or enhanced products by us or our competitors; • changes in our pricing policies or the pricing policies of our competitors; and • the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition. Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research. Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company’s growth is dependent on

the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products.

We have existing intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Social Purpose Corporation
The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

There is Uncertainty About the Future Direction of the U.S. Government
In an election year, there has been wide-spread uncertainty about the future direction of the U.S. Government. This uncertainty can lead to new prohibitive legislation, tax increases, fluctuations in consumer spending, and the delay or absence of government funding initiatives to aid small businesses and individuals that were affected by the COVID-19 pandemic.

Risks Related to a Civil Lawsuit
The Founder is currently in an open civil lawsuit as the plaintiff against a Major Holder of company shares. Although the Company is not named as a party in the lawsuit, the defendant may take negative actions against both the Founder and the Company in the future. The Company may incur legal fees and other expenses resulting from those actions.

Risks Related to a Disgruntled Major Holder of Company Shares
The Company believes to have a disgruntled Major Holder of Company shares. This shareholder has taken actions that the Founder believes has, or may cause, future risk and/or damage to the Company. The risks include a shareholder derivative lawsuit, default on an existing SBA 7a loan that the shareholder has personally guaranteed, blocking of new funding and/or partnerships through the withholding of affirmative votes, legal fees and other expenses, negative publicity from the shareholder's past and current conduct, harassment and defamation of the Founder and/or other Company employees and partners, harassment and defamation of the brand both publicly and privately through channels including, but not limited to, Company

meetings, social media, press, and/or in-person dialogue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kurt Charron	544,000	Common Stock	30.59

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and 2020 6% Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 37,037 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 1,778,192 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights for Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Joinder to Shareholder Agreements

Shareholder Agreements. Execution of this Subscription serves as a Joinder Agreement whereby the Subscriber, as an "Investor" thereunder, agrees to the terms of, and becomes a party to, the Company's Voting Agreement, Investors Rights Agreement and Right of First Refusal and Co-Sale Agreement, each dated March 29, 2019 and collectively referred to as "Shareholder Agreements". **Please see Exhibit F of the Offering Circular to review the Shareholder Agreements, a summary is provided below.**

Summary of Shareholder Agreements Rights

Investors Rights Agreement

All investors shall enter into an Investors Rights Agreement with terms summarized as follows:

Registration Rights: The holders shall have the following registration rights commensurate and in common with rights as may be extended to holders of other series of preferred stock and Common:

(1) ***Demand Rights:*** Holders of at least 50% of the Company's equity securities with registration rights (collectively, the "Registrable Securities") shall be entitled to demand that the Company effect up to two (2) registrations of at least 20% of the Registrable Securities (or such lesser number of shares as shall have an aggregate price to the public of at least $5 million) at any time during the two (2) year period following the date beginning six (6) months after the effective date of the Company's initial public offering. The Company shall have the right to delay such registration under certain circumstances for up to two (2) periods, with a length of up to ninety (90) days each in any twelve (12) month period.

(2) ***Company Registration:*** The holders of Registrable Securities shall be entitled to "piggyback" registration rights on any registered offering proposed to be effected by the Company on its own behalf or on behalf of selling shareholders (other than an offering related solely to employee benefit plans or a Rule 145 transaction). In an underwritten offering, however, the managing underwriters shall have the right, in the event of marketing limitations, to limit the number of shares included in the offering on behalf of holders of registrable securities, provided that in an offering other than an initial public offering Registrable Securities may not be limited to less than 25% of the total offering. In the event of such marketing limitations, each holder of Registrable Securities shall have the right to include shares on a pro rata basis as among all such holders and to include shares in preference to any other holders of Common. No person shall be granted piggyback registration rights on parity with or superior to those of the investors without the consent of holders of at least 50% of the Registrable Securities.

(3) ***Short Form Rights:*** Holders of Registrable Securities shall be entitled to an unlimited number of demand registrations on Form S-3 (or comparable short form registration available to the Company) so long as such registered offerings are each for Common having an aggregate offering price of not less than $1,000,000; provided,

however, that the Company shall not be required to file more than two (2) such registration statements in any twelve (12) month period. The Company may defer a short form filing once for up to ninety (90) days during any twelve (12) month period.

(4) ***Expenses:*** The Company shall bear the registration expenses (exclusive of underwriting discounts and commissions) of all demands, piggybacks and short form registrations, provided that the Company shall not be required to pay the fees of more than one (1) counsel to all holders of Registrable Securities.

(5) ***Transfer of Rights:*** Registration rights may be transferred by a holder of Registrable Securities to current and former partners, members and affiliates of that holder, and to other persons acquiring at least 100,000 shares of the Company's outstanding capital stock, provided that, the Company is given prior written notice thereof.

Information Rights: So long as a holder holds at least 5,495 shares of capital stock of the Company, the Company shall deliver to such holder annual unaudited financial statements within 120 days following year-end. These rights shall terminate upon a Qualified Public Offering.

Standoff Provision: Holders of Registrable Securities agree not to sell any of the Company's capital stock within one-hundred eighty (180) days following any initial public offering by the Company, provided that, all officers and directors (and related funds) of the Company are similarly bound and that the Company uses all reasonable efforts to obtain a similar covenant from all holders of at least 1% of the Company's outstanding securities.

Right to Maintain Proportionate Ownership: Subject to exceptions and limitations that may be imposed by the Board of Directors, holders may be extended a right of participation to purchase a percentage of any offering of new securities of the Company (other than securities issued to employees, directors or consultants or pursuant to acquisitions, equipment lease or secured debt financings, excepted by the Board of Directors and other customary exceptions) equal to the proportion of the number of shares of Preferred held by such holder (on an as-converted basis) as compared to the total number of shares of voting equity securities then outstanding. Such right shall terminate immediately prior to the closing of a Qualified Public Offering. Investors in this offering purchasing fewer than 5,000 shares will not have rights to invest in future rounds. In its discretion however, the Board may extend investment rights to all investors on a pro rata or other basis.

Other Provisions: The Investors' Rights Agreement contains other customary provisions, including cross-indemnification, underwriting arrangements and the period of time in which the Registration Statement shall be kept effective (which period shall be no less than one-hundred twenty (120) days or such shorter period during which the distribution described in the registration statement shall have been completed). Registrable Securities shall not include shares held by any holder of less than 1% of the outstanding common stock of the Company if such shares are available for sale pursuant to Rule 144 (except to the extent the standoff provision limits the

holder's rights to sell following the offering).

Right of First Refusal and Co-Sale Agreement

All investors shall enter into a Right of First Refusal and Co-Sale Agreement providing that the Company, the Founder and any holder holding more than 100,000 shares shall have a right of first refusal to acquire all securities proposed to be transferred or sold by a holder, subject to customary exclusions. Each holder of at least 100,000 shares will have the right to participate on a pro rata basis (as among all such holders) in any proposed transfers of shares by specified members of management, other than (i) transfers in the aggregate not to exceed 15% of employee's ownership, (ii) transfers to family members or transfers in connection with estate planning to family trusts, or (iii) charitable gifts, provided that the recipient agrees to be bound by the co-sale agreement with respect to subsequent transfers. This right will terminate on a Qualified Public Offering or sale of the Company.

Voting Agreement

The new purchasers of Company stock will enter into a Voting Agreement with the Company, the Founder and other holders of Company stock, agreeing to vote their shares in favor of the members of the Board of Directors nominated by the Founder, and:

(1) Any sale of the Company approved by the Board of Directors including the Founder and (i) by vote or consent of shareholders holding at least 66.33% of all votes entitled to be cast voting as a single group, or (ii) in connection with which the value of the consideration payable per share of capital stock (assuming conversion of outstanding preferred stock, if any) will be equal to or greater than the liquidation preference for the preferred stock plus any declared but unpaid dividends thereon and,

(2) Any equity financing pursuant to which the Company sells shares of its capital stock with an aggregate sales price of not less than $1,000,000 at a pre-money valuation of at least $5,000,000. This agreement will terminate on a Qualified Public Offering or sale of the Company.

Stock Options and Warrants

There are currently 195,000 shares to be issued pursuant to stock options which are reserved but unissued at this time. The total amount outstanding noted above does not include these stock options.

The total number of shares listed as outstanding includes 25,000 shares reserved for issuance on exercise of stock options which are issued and outstanding. Such shares shall only be issued on due and full exercise of such options by the holders thereof.

There are no outstanding warrants.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

2020 6% Convertible Promissory Note

The security will convert into Common stock and the terms of the 2020 6% Convertible Promissory Note are outlined below:

Amount outstanding: $242,033.67
Maturity Date: June 30, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: $1 Million Qualified Financing

Material Rights

There are no material rights associated with 2020 6% Convertible Promissory Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount

earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
Final amount sold: $233,298.00
Use of proceeds: Working Capital
Date: June 18, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $120,383.00
Number of Securities Sold: 26,678
Use of proceeds: Working Capital
Date: March 29, 2019
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
Final amount sold: $135,000.00
Use of proceeds: Working Capital
Date: January 31, 2019
Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
Final amount sold: $425,000.00
Use of proceeds: Working Capital
Date: December 31, 2017
Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $175,000.00
  Use of proceeds: Working Capital
  Date: August 30, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018. Our financial statements and discussion factor in our entity Charron Favreau S.P.C. and our wholly owned subsidiary Charron Favreau LLC which has been in operation since 2011.

Revenue

Revenue for fiscal year 2019 was a record $1,093,620, up 18% compared to fiscal year 2018 revenue of $924,007. In November 2018, our distillery and business were affected by the local Woolsey wildfires in Southern California, resulting in monthly revenue to drop and come in at only $7,016, compared to an average monthly revenue of $105,342 for the prior 6 months leading up to November 2018. The Company experienced financial repercussions for the next 3 months following the mandatory closure of our distillery, and other local businesses, and required payroll reductions. Monthly revenue for December 2018 increased to $43,957, however, January 2019 was back down to $6,883 and increased again to $45,886 in February 2019.

In March 2019, we stabilized and signed a partnership with the Espiritus group to manage our domestic sales and marketing. Monthly revenue increased back to pre-fire levels of $94,323 for the month of March. Over the course of 2019, we realigned and

improved our distribution relationships, introduced the brand to multiple new sales teams, and re-educated our customers on how to purchase our product. This resulted in a significant growth trajectory heading into 2020 that laid our foundation for future growth. By the end of December 2019, our Q4 revenue was $356,137, up 115% over Q4 2018 revenue of $165,310.

Gross Margins

2019 gross profit was down $115k over 2018 gross profit, however, a majority of the loss in 2019 can be attributed to our Q1 Woolsey fire recovery. January 2019 gross profit was -$115,407; however, the Company's gross margin in 2019 was 62%, and gross profit was $523,548, for the final 3 quarters.

Expenses

The Company’s expenses consist of, among other things, overhead, sales, marketing, and payroll. Expenses in 2019 were $1,028,055, compared to $1,292,905 in 2018. We were able to reduce our expenses, while increasing revenue, through our new partnership with the Espiritus Group and general operating efficiencies. We reduced payroll by $354,136 and reduced travel by $13,736 while growing our overall footprint, through the use of a shared sales force.

Historical results and cash flows:

Cash flows will improve significantly in the future, as we operated at near break-even levels and experienced an average monthly EBITDA of -$4274 for the final quarter of 2019, compared to an average monthly EBITDA of -$56,982 for 2018. We have also paid down high-interest short-term liabilities that existed in 2019 due to emergency funding after the 2018 Woolsey fires. 2020 cash flows are unpredictable with the recent country-wide closures of bars, restaurants, and hotels due to COVID-19. We anticipate 2020-2021 being a period of recovery with reduced revenue and expenses, while 2022 is projected to be our first year of profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash in the bank as of 06/12/20 is $12,492.06

The Company has a $30,000 Overdraft Privilege with Park Street Imports. The rate for usage is 0.097%, with a minimum usage fee of $85, and an Administration Fee of 0.015%, with a minimum fee of $15. This facility currently has a $0 balance.

As emergency funding, the company is also able to factor Accounts Receivables through Park Street Imports, if needed.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The minimum funds from this raise will be used for working capital to continue operating at current levels through 2020. If the campaign is not successful, we will be able to further reduce overhead in the short term or seek new debt facilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The minimum funds from this raise will be used for working capital, and additional funds raised will be used to promote future growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum funds raised the Company will be able to operate through 2021, if not longer. This is based on the bar and restaurant industry operating through COVID-19 recovery at a 50% reduction of 2019 operating levels in Q3 2020, and operating at a 30% reduction of 2019 operating levels through Q1 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal will allow the company to reach breakeven and hopefully profitability by 2022. In the future, the company may decide to raise additional capital to fund further growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Although the Company has not planned a future capital raise through additional investment, the Company does reserve the right to seek capital for growth and future needs. The Company may also seek debt facilities in the form of a line of credit, leases, or term loans to further strengthen and secure its financial standing or fund future growth.

Indebtedness

- **Creditor:** Live Oak Bank - PPP
  Amount Owed: $49,500.00

Interest Rate: 1.0%
Maturity Date: December 31, 2020
In April 2020, the company received a loan from Live Oak Bank through the Paycheck Protection Program in the amount of $49,500. The company expects the entire loan amount to be forgiven.

- **Creditor:** Gerard Charron
  Amount Owed: $60,450.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  Loan payments have been delayed during the COVID-19 pandemic. Payments are scheduled to begin in Q3 2020, but may be extended again.

- **Creditor:** Kurt Charron
  Amount Owed: $171,969.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  Loan payments have been delayed due to the COVID-19 pandemic. Payments are scheduled to begin in Q3 2020, but may be extended again.

- **Creditor:** Shareholders (non-related parties)
  Amount Owed: $380,715.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  Loan payments have been delayed due to the COVID-19 pandemic. Payments are scheduled to begin in Q3 2020, but may be extended again.

- **Creditor:** Live Oak Bank (7a)
  Amount Owed: $77,141.00
  Interest Rate: 7.74%
  Maturity Date: November 10, 2026

- **Creditor:** U.S. Small Business Administration
  Amount Owed: $300,000.00
  Interest Rate: 3.75%
  Maturity Date: April 09, 2050
  In April 2020, the company also received an Economic Injury Disaster Loan from the SBA in the amount of $300,000. The loan has a maturity date of April 2050 and accrues interest at 3.75%.

Related Party Transactions

- **Name of Entity:** Kurt Charron
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Outstanding Loan Payable with

$171,969 due
Material Terms: This loan has $171,969 due and is currently earning interest at 5%. Loan payments have been delayed due to the COVID-19 pandemic.

- **Name of Entity:** Gerard Charron
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Outstanding Loan Payables totaling $60,450.
  Material Terms: The amount due on the loan is $60,450 and earns interest at 6%. Loan payments have been delayed due to the COVID-19 pandemic.

Valuation

Pre-Money Valuation: $12,002,796.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, Charron Favreau has exhibited great market acceptance, award-winning production capabilities, consistent high-volume growth since launching the Chareau brand in 2013, and we believe is strategically positioned for future growth.

Second, the company based our valuation off of a multiple of trailing twelve-month revenue, using historic spirits acquisitions and recent investments analysis as reference. Historic valuations we have found to range between 4.9x-20x annual revenue and more recent valuations of similar crowdfunding businesses over the past year have ranged from 30x-125x annual revenue.

Third, we also analyzed our brand value and recognition in determining our valuation. Our brand name, Chareau, we believe has significant brand value in the bar community and a growing presence with the home consumer. We have received award recognition from the San Francisco World Spirits Competition in the form of a unanimous Double Gold Medal and a score of 96 from Wine Enthusiast Magazine as the Highest Rated Liqueur of the Year in 2018. For sales, we have had over $3.45 million in lifetime sales and over $1 Million in 2019 alone. On the manufacturing side, we have our own production facility and bottling line with the capacity to produce up to 52,000 9L cases of Chareau.

In addition, since our prior Regulation Crowdfunding raise we have seen changes in our business. In Q1 2019 we were recovering from a large financial setback due to the local California Woolesey fires that occurred in November 2018. Our distillery and many customers were shutdown, leading to a 90% reduction in revenue, layoffs, restructuring, and 3 months of financial recovery. The 2019 Reg CF raise was part of that recovery. In March 2019, we signed a forward moving partnership with the Espiritus Group that allowed us to stabilize financially, expand our footprint, reduce our operating and sales expenses - leading to monthly profitability, and our growth rate increased to over 149% Year over Year during Q4 2019 and Q1 2020, growing from

$223k in Q4 2018 and Q1 2019 in combined revenue to $556k in Q4 2019 and Q1 2020. Over the course of 2019, we also realigned and improved our distribution map from using boutique wine distributors on the east coast to 3 of the largest distributors in the country - Southern Glazer Wine and Spirits, Empire Merchants, and Breakthru Beverage. On the production side as discussed above, we have also invested in our infrastructure and in Q2 2019 installed a pot still 3x the size of our previous pot still, allowing us to triple our output capacity.

The valuation for this offering was determined based on all of the above information and by the company using internal metrics and not a lead investor. The pre-money valuation was determined based on current outstanding shares and did not factor in any outstanding options. Please refer to our Risks section of this Offering Memorandum, however please note, the valuation of private companies is difficult to assess and you may risk overpaying for your investment.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Funds will be used for basic working capital needs.

If we raise the over allotment amount of $249,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  60.0%
  Funds will be used for working capital

- *Inventory*
  20.0%
  Funds will be used to purchase inventory to produce Chareau.

- *Marketing*
  16.5%
  Funds will be used to execute our consumer marketing initiatives and launch e-commerce on our website

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chareau.us/ (www.chareau.us/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chareau

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Charron Favreau, S.P.C.

[See attached]

I, Kurt Charron , the CEO of Charron Favreau, S.P.C, hereby certify that the financial statements of Charron Favreau, S.P.C. and notes thereto for the periods ending December 31, 2018 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $572,502; taxable income of -$686,772 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 18, 2020.

Kurt Charron

Digitally signed by Kurt Charron
DN: cn=Kurt Charron, o, ou, email=kurt@chareau.us, c=US
Date: 2020.06.18 17:31:35 -07'00'

_________________________ (Signature)

CEO
_________________________ (Title)

6/18/20
_________________________ (Date)

Charron Favreau

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2019

Charron Favreau
Index to Financial Statements
(unaudited)

Charron Favreau
BALANCE SHEETS
DECEMBER 31, 2018 AND 2019
(unaudited)

	Dec 31, 18		Dec 31, 19
ASSETS		**ASSETS**	
Current Assets		**Current Assets**	
Checking/Savings	-70,669.76	**Checking/Savings**	-34,239.93
Accounts Receivable	40,126.00	**Accounts Receivable**	58,231.78
Other Current Assets	331,698.56	**Other Current Assets**	211,835.68
Total Current Assets	301,154.80	**Total Current Assets**	235,827.53
Fixed Assets	230,742.93	**Fixed Assets**	186,429.10
TOTAL ASSETS	**531,897.73**	**TOTAL ASSETS**	**422,256.63**
LIABILITIES & EQUITY		**LIABILITIES & EQUITY**	
Liabilities		**Liabilities**	
Current Liabilities		**Current Liabilities**	
Accounts Payable	43,630.60	**Accounts Payable**	39,259.71
Credit Cards	39,074.90	**Credit Cards**	13,243.43
Other Current Liabilities	7,495.82	**Other Current Liabilities**	241,408.35
Total Current Liabilities	90,201.32	**Total Current Liabilities**	293,911.49
Long Term Liabilities	1,835,748.87	**Long Term Liabilities**	981,369.68
Total Liabilities	1,925,950.19	**Total Liabilities**	1,275,281.17
Equity	-1,394,052.46	**Equity**	-853,024.54
TOTAL LIABILITIES & EQUITY	**531,897.73**	**TOTAL LIABILITIES & EQUITY**	**422,256.63**

Charron Favreau
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

	Jan - Dec 18	Jan - Dec 19
Sales of Product Income	924,007.39	1,071,264.56
Total Returns & Allowances	-102,459.95	-119,494.56
Total Income	**821,547.44**	**951,770.00**
Total COGS	212,426.67	480,373.75
Gross Profit	**609,120.77**	**471,396.25**
Operating Expenses	1,292,905.24	1,034,892.00
Net Ordinary Income	**-683,784.47**	**-563,495.75**
Total Other Income	3,952.86	6,829.73
Non-Operating Expenses	149,935.61	246,589.27
Net Income	**-829,767.22**	**-803,255.29**

Charron Favreau
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

1/1/18-12/31/18

	Capital	Retained Earnings
Balance on January 1, 2018	72,185.00	-636,470.24
Net Income		-829,767.22
Balance on December 31, 2018	72,185.00	-1,466,237.46

1/1/19-12/31/19

	Capital	Retained Earnings
Balance on January 1, 2018	0.00	-636,470.24
Net Income		-829,767.22
Balance on December 31, 2018	0.00	-1,466,237.46

Charron Favreau
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-829,767.22
Accounts Receivable (A/R)	-10,899.80
Inventory Asset	94,266.28
Inventory Asset:Raw Materials	-9,157.57
Inventory Asset:Raw Materials Alcohol	-11,422.98
Accounts Payable	40,426.91
Bank of America CC 2474	14,840.02
American Express - Plum	12,008.65
Payroll Clearing	-5,401.68
Payroll Liabilities	3,105.35
Net cash provided by Operating Activities	**-702,002.04**
INVESTING ACTIVITIES	
Intangible Assets:Accumulated Amortization	5,502.96
Fixed Assets:Accumulated Depreciation	18,056.32
Net cash provided by Investing Activities	23,559.28
FINANCING ACTIVITIES	
Long Term Loans	403,330.34
Convertible Debt:CN - Accrued Interest Payable	58,150.05
Convertible Debt:Convertible Notes	175,000.00
Net cash provided by Financing Activities	636,480.39
Net cash increase for period	-41,962.37
Cash at beginning of period	-28,707.39
Cash at end of period	**-70,669.76**

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-803,255.29
Accounts Receivable (A/R)	-18,105.78
Inventory Asset	119,862.88
Accounts Payable	-4,370.89
Bank of America CC 2474	-1,596.59
American Express - Plum	-24,234.88
Payroll Liabilities	-6,383.26
Merchant Cash Advances	38,472.82
Accrued Expenses	168,757.66
Short Term Loans	33,065.31
Net cash provided by Operating Activities	**-497,788.02**
INVESTING ACTIVITIES	
Intangible Assets:Accumulated Amortization	5,506.00
Fixed Assets	38,807.83
Net cash provided by Investing Activities	**44,313.83**
FINANCING ACTIVITIES	
Long Term Loans	8,687.68
Convertible Debt:CN - Accrued Interest Payable	-98,066.87
Convertible Debt:Convertible Notes	-765,000.00
Equity	-534,711.95
Retained Earnings	648,813.76
Convertible Debt Equity	1,230,181.40
Net cash provided by Financing Activities	489,904.02
Net cash increase for period	36,429.83
Cash at beginning of period	-70,669.76
Cash at end of period	**-34,239.93**

NOTE 1 – NATURE OF OPERATIONS

Charron Favreau was formed on August 12, 2011 in the State of California. The financial statements of Charron Favreau, S.P.C. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, California

Charron Favreau has created a liqueur from the Aloe Vera plant using locally sourced ingredients in California. The product is sold to bars and restaurants through third party distributors, and to home consumers through e-commerce and retail channels in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales to customers. when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not

subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Notes total $210,000.00 at the end of 2019. In 1st Qtr 2019, a total of $1,110,000.00 converted to equity.

Long-term loans totaled $558,258.58, of which include $9,424.32 of a Line of Credit and $548,834.26 loaned from individuals. Both totals include total accrued interest.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS’ EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0. As of 6/6/20 the company has currently issued 1,778,192 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There is a loan payable from Gerard Charron in the amount of 30,000, that will begin repayment within the next year. There is also an amount due to Kurt Charron, in the form of loan payables, in the amount of $165,604.68.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through June 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

In April 2020, the company received a loan from Live Oak Bank through the Paycheck Protection Program in the amount of $49,500. The company expects the entire loan amount to be forgiven. In April 2020, the company also received an Economic Injury Disaster Loan from the SBA in the amount of $300,000. The loan has a maturity date of April 2050 and accrues interest at 3.75%.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Chareau

"Our New Cocktail Secret Weapon" - Food & Wine Magazine


chareau
ALOE LIQUEUR

Website Camarillo, CA FOOD & BEVERAGE

Chareau has crafted the first all-natural liqueur made from aloe, blending additional flavors of cucumber, spearmint, lemon peel, and muskmelon. We're already in over 3000 bars and restaurants in 40 states and are looking to expand and innovate alongside the rapidly changing consumer. Chareau has no artificial flavors and is targeted to the health and wellness consumer, at just 25% abv and less than 60 calories per 1.5 oz serving.

$202,041 raised

288 Investors	$12M Valuation
$6.75 Price per Share	$243.00 Min. Investment
Common Shares Offered	Equity Offering Type
$250K Offering Max	11 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- $3.45M in lifetime revenue, with over $1M in 2019 alone
- Wine Enthusiast Magazine "Highest Rated Liqueur of the Year" — also featured by the New York Times, USA Today, and Bon Appetit
- Over 3000+ accounts across 40 states, including the Wynn Hotel in Las Vegas and Michelin Star restaurant Alinea in Chicago

Bonus Rewards

Get rewarded for investing more into Chareau

$243+

Investment

StartEngine Owners Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra

“A first-of-its-kind liquor made from aloe for the modern-day consumer”


WINE ENTHUSIAST
TOP 100
SPIRITS
2018
96 POINTS
chareau
ALOE LIQUEUR
2017
DOUBLE GOLD

“Highest Rated Liqeur of the Year”

THE PROBLEM

Liqueurs have become boring and predictable, and remain chock full of artificial ingredients and sugar

Take a trip to almost any bar in the world and you can bet on seeing the same list of mass-market liqueurs polluting the shelves behind the bar.

These bottles all have almost everything in common, ranging from high sugar content to artificial ingredients, not to mention uninspired taste.

With an evolving consumer base, we believe the industry is far overdue for something truly different.




please see the Offering Summary section below.

$500+

Investment

Free Shipping until 2022 & Exclusive Apparel

Invest $500+ and receive free ship on all purchases made on the www.chareau.us website until 202 get exclusive Chareau owner's app **

$1,000+

Investment

Virtual Cocktail Class and Happy Hour

Invest $1000+ and one of Chareau Bartender Brand Ambassadors wil a virtual Cocktail Class and Happy for you and up to 10 friends. Inves will also receive Free Shipping unt & Exclusive Apparel reward. **

$10,000+

Investment

5% Bonus Shares + Virtual Happy Hour

Invest $10,000+ and receive 5% bo shares and the Virtual Cocktail Cla Happy Hour reward for you and u friends. Investors will also receive Shipping until 2022 & Exclusive Ap reward. **

$25,000+

Investment

10% Bonus Shares + Virtual Happy Hour

Invest $25,000+ and receive 10% b

shares and the Virtual Cocktail Cla
Happy Hour reward for you and u
friends. Investors will also receive
Shipping until 2022 & Exclusive Ap
reward. **







THE SOLUTION

Chareau is an aloe-based liqueur for the modern consumer


Own the occasion, replace the calories.
chareau
ALOE LIQUEUR

We've created a brand dedicated to the highest quality, with our ingredients sourced from local California farms and every step, from juicing to distilling, done by hand.

All-natural, low calorie, and without artificial colors or flavors.

With just half the sugar of a traditional liqueur, we can offer Chareau as part of a well-balanced and delicious cocktail, as well as simply neat or on the rocks with a splash of sparkling water and a squeeze of lime.

Additionally, with our own in-house production, we're able to increase our margins and ability to scale without sacrificing our world-class quality.



The LIGHTER Spirit
Low ABV, Low Calorie
Natural Ingredients
Served in Cocktails & Sipped Neat
100% Gluten Free
Handmade in California



THE MARKET

The market for crafts spirits has been exploding




CRAFT SPIRIT MARKET
$20 Billion
by 2023
~30% growth/year
Aperol Sales Comparison
60%
YoY growth
~5M
cases shipped
greater than Ketel One, Don Julio, and Casamigos combined

Projected growth rates for the craft spirit market is massive — clocking in **above 30% per year** and expected to reach revenues exceeding $20B by 2023. Although liqueur may be regarded as a niche category, Aperol shipped more than Ketel One, Don Julio, and Casamigos combined in 2018.

As the craft spirit market continues to take over the overall spirits market, we believe our top-of-the-line taste, as well as our health-conscious mission, will allow us to capture major market share.

> The younger generation, in particular, are more health-conscious and looking for the seemingly impossible: indulgent, flavoursome, convenient drinks options that won't sabotage their health goals and commitments.
>
> SARAH KNEEBONE,
> Play Market Research

Welcome to IMPOSSIBLE







OUR TRACTION

We have grown over 89% CAGR per year since our launch

Since our launch in 2013, we have been able to establish major inroads with distribution channels, reach thousands of satisfied drinkers, and make a name for ourselves in the craft liqueur world.

We have recorded lifetime revenue of over $3.45M, with over $1M in 2019 alone, and have been able to grow sales by 257% over a trailing 12 month revenue between January 1, 2017 and December 31, 2019.


2019
257%
growth
2017
$3.45 Million
lifetime revenue
$1+ Million
2019 revenue
Growing since 2013

In 2015 we opened our very own distillery in California, where we are able to sustainably source local, organic ingredients direct from the farms. We juice, distill, and bottle each bottle of Chareau by hand.







In March 2019 we partnered with the Espiritus Group to cost-effectively grow our team, reach new markets, add executive leadership, and manage domestic sales.


2019 Current Distribution
Espiritus Group
EMPIRE MERCHANTS
TENZING
A WINE AND SPIRITS COMPANY
BREAKTHRU BEVERAGE
ILLINOIS
Young's Market Company

WHAT WE DO

We put California in a bottle







Our Founder Kurt Charron was inspired by the natural beauty and tastes of the ingredients grown on California farms and decided to bring it to the world in the form of the world's first all-natural aloe vera liqueur*.

We began with a grass-roots approach in local bars. This led to high repeat orders, sustainable gross margins, and a fan base who absolutely loves what we do.

We distill every batch ourselves using locally sourced ingredients and work hard to partner with some of the top bars and restaurants across the country.

**This statement is based on research conducted by CNBC News and the Beverage Tasting Institute which showed no other mentions of Aloe liqueur as of 2014.*






chareau

THE BUSINESS MODEL

We expect our margins to reach 70% by 2022

As we grow, our business model is becoming more and more efficient. We are currently operating at 65% margins, but we expect and plan for that number to reach 70% in just a couple of years as we grow and scale. This is due to our ability to lower the overhead and equipment costs allocated per bottle as we produce more volume.

We come in two sizes — 375ml and 750ml with an MSRP of $25 and $45 respectively.


#0004
chareau
ALOE LIQUEUR
375ml $25
750ml $45

HOW WE ARE DIFFERENT

Craft spirits are getting popular in the base spirit sector, but liqueurs are largely being ignored





Many of the increasing number of craft spirit brands focus on base spirits like vodka, gin, tequila, rum, and whiskey. Some make liqueurs, but mostly as an afterthought. As a first and foremost liqueur brand, we are able to produce a top-quality product and put all of our resources behind getting it into the world.

We believe we are the first-ever all-natural aloe liqueur, and our brand has become synonymous with "aloe" in bars all across the U.S.

We focus not only on creating a product that tastes amazing but on being a company driven by a larger mission of sustainability and social advocacy.


chareau

First-ever all-natural ALOE LIQUEUR











THE VISION

Ramp up our online and retail business

Using our funding from this campaign we are going to continue to push on growing our domestic market share. With over 80% of our sales through bars and restaurants, we plan to increase those sales even more, while creating a sustainable online and retail business model.

We believe our brand has already become synonymous with "Aloe" on cocktail menus across the country. Now we want to become the #1 American Made liqueur in the world.

Our goal is to be the...

#1 American made liqueur IN THE WORLD


chareau
ALOE LIQUEUR

OUR TEAM

Beverage expertise matched with a passion for great distilling practices

Kurt Charron is our founder and head distiller. He spent over a decade in the beverage world and is going back to his roots as the son of farmers in order to bring an all-natural, locally sourced product to the domestic marketplace.

We also have a team of top-notch brand ambassadors made up of award-winning bartenders focused on introducing and educating their peers and customers about our product.





WHY INVEST

Join us as we revolutionize the liqueur market with our unique aloe spirit

We believe we have a proven product that people love, and that has shown sustained growth ever since our launch in 2013.

Along with our proof of concept, we are also a company that practices what we preach, and have made it a core tenet of our business to leave communities in

better shape than we found them, and show the world that sustainable and ethical can also mean delicious.


chareau





In the Press

Forbes | Tasting Table | The Hollywood Reporter | AJC | bon appétit | FOOD & WINE

REFINERY29

SHOW MORE

Meet Our Team





Kurt Charron

Founder / CEO

Our Founder & Distiller, Kurt Charron, was inspired by his family's agricultural roots and the natural beauty of California when he first started creating the recipe in his home kitchen.

Kurt has 14 years of experience in the beverage industry, as well as, 6 years in hospitality. Kurt is a graduate of USC and the Lloyd Greif Center for Entrepreneurial Studies with a B.S. in Business, and also a graduate of The Ethanol Technology Institute in Montreal, QC and the Kothe Distillation Program.



Chuck Chand

Partner

Charles "Chuck" Chand, Managing Director of Samos Capital and Co-Founder of The Espiritus Group, has extensive experience in international corporate mergers and acquisitions, business development, and consumer-focused brand development. The Espiritus Group is a partner of Charron Favreau S.P.C.

Prior to Espiritus, Chuck served in a variety of business development and brand development roles for Fortune 500 companies. Chuck was the AVP, Director of Corporate Development, for Brown-Forman Corporation, Finance Director for Yum! Brands, and Acquisitions and Business



Helen Diaz

National Brand Ambassador

Helen Diaz is an award-winning bartender based out of San Francisco, CA and winner of Miss Speed Rack California.

Helen was our first Brand Ambassador in 2014 and has grown with the company to become the National Brand Ambassador, leading a team of some of the most highly acclaimed and award-winning bartenders in the world. Helen works full-time for the company.



Jay Maltby

Partner

Jay Maltby is the Chairman and CEO of the Espiritus Group, as well as, majority shareholder and CEO of Incubrands Spirits Group. As the CEO of Incubrands Jay co-founded two super premium brands: Angel's Envy Bourbon Whiskey and Papa's Pilar Rum. The Espiritus Group is a partner of Charron Favreau S.P.C.

Prior to Incubrands, Jay served as President, Chief Operating Officer and a Director at Cruzan International, then Todhunter International (an AMEX Co.). His experience also includes VP National Sales Manager, VP Chief Financial Officer, and on the Board of Directors for Bacardi USA, Director of



G. Scott Greenburg

Outside General Counsel and Assistant Secretary

Scott Greenburg is a lawyer and advisor to growth companies, with deep experience in venture capital, structuring, and investments, M&A, IPO and follow on offerings, and corporate governance. He is currently the Founder and Attorney at FarPoint Venture Law. Prior to FarPoint, Scott was a Partner at K&L Gates, and his experience as Outside General Counsel includes Starbucks, Guayaki, MatchaBar, and Sambazon to name a few, and he serves on the Board of Directors of several private companies, including HempFusion Wellness, Nomadix, and Happier Camper.

Acquisitions and Business Development Director for Groupe Danone. Chuck is a graduate from the University of Pennsylvania with a BSc in Entrepreneurial Management and Finance from the Wharton School of Business and an MSc in International Development.

Bacardi USA, Director of Angostura Holdings Ltd., and Board of Directors of DISCUS (Distilled Spirits Council of the United States).

His recognitions and awards include Best Lawyers in America (2014 Lawyer of the Year--Corp Governance), the Lawdragon 500, the ICFM 500 Leading Lawyers, Superlawyers, the Legal 500 and Chambers USA.

Offering Summary

Company	Charron Favreau, S.P.C.
Corporate Address	4682 Calle Bolero, Unit B, Camarillo, CA 93012
Offering Minimum	$9,996.75
Offering Maximum	$249,999.75
Minimum Investment Amount (per investor)	$243.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,481
Maximum Number of Shares Offered	37,037
Price per Share	$6.75
Pre-Money Valuation	$12,002,796.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an

issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Joinder to Shareholder Agreements

Shareholder Agreements. Execution of this Subscription serves as a Joinder Agreement whereby the Subscriber, as an "Investor" thereunder, agrees to the terms of, and becomes a party to, the Company's Voting Agreement, Investors Rights Agreement and Right of First Refusal and Co-Sale Agreement, each dated March 29, 2019 and collectively referred to as "Shareholder Agreements". **Please see Exhibit F of the Offering Circular to review the Shareholder Agreements. Please refer to a summarization of these rights in the Company Securities section of the Offering Circular.**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive an additional 25% bonus shares*

Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares*

**Investments made within the first 10 days for the "Friends and Family Bonus" and "Early Bird Bonus" cannot combine perks with any other bonus share offer. If an investment is made within the first 10 days, the best, and only, bonus offer will apply.*

Amount-Based:

$500 | Free Shipping until 2022 & Exclusive Apparel

Invest $500+ and receive free shipping on all purchases made on the www.chareau.us website until 2022 and get exclusive Chareau owner's apparel.**

$1,000+ | Virtual Cocktail Class and Happy Hour

Invest $1000+ and one of Chareau's Bartender Brand Ambassadors will host a virtual Cocktail Class and Happy Hour for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

$10,000+ | 5% Bonus Shares + Virtual Happy Hour

Invest $10,000+ and receive 5% bonus shares and the Virtual Cocktail Class and Happy Hour reward for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

$25,000+ | 10% Bonus Shares + Virtual Happy Hour

Invest $25,000+ and receive 10% bonus shares and the Virtual Cocktail Class and Happy Hour reward for you and up to 10 friends. Investors will also receive Free Shipping until 2022 & Exclusive Apparel reward. **

*** Our webstore is scheduled to launch in July 2020. Shipping of liquor is restricted in certain U.S. states.*

The 10% Bonus for StartEngine Shareholders

Charron Favreau, S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.75/ share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $675. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Final Month of our 2020 Investment Round!

8 days ago

Thank you for all of your support and investments this year! The 2020 campaign has been a success and Chareau is continuing to grow across the country. We're excited to finish the year strong and hit 2021 running!

If you have not had the opportunity to invest, or you have any friends and family that you would like to have join our team, there's less than a month remaining. Cheers!

Notice of Funds Disbursement

17 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chareau has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chareau be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Our Online Store is Now Live!

about 1 month ago

We are so excited to announce this next step for Chareau! Consumers can now purchase Chareau and other products from our website and have it shipped direct to their homes. As we continue to expand our distribution footprint across the country by bringing our products to more liquor stores, grocery stores, and bars, we are also mindful of the unique times we are experiencing and want to make Chareau as accessible as possible. We can now ship to most states in the U.S., with a full list available on our site.

www.chareau.us (select "Store") or chareau.store (direct link)

Please take a look and have patience with us the first couple weeks as we are new to e-commerce sales, but also please let us know if you have any feedback. We want to deliver the best customer experience we can. And, please continue to come back and check out our store, as we will be unveiling more products and merchandise over the next few months.

Cheers!


LOCAL CALIFORNIA FARMS
chareau
CALIFORNIA ALOE LIQUEUR



chareau 375ml

$25.00

Add to Cart



chareau 750ml

$45.00

Add to Cart


2013
ICARUS

2013 ICARUS 750ml

$50.00

Add to Cart

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chareau has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chareau be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Chareau offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

September is our Strongest Month of 2020!

about 2 months ago

August was a great month for Chareau and September looks to be even better!

Our August depletions (sales to accounts) were up 8% nationally month over month from July 2020 to August 2020, and we have now seen a monthly growth in depletions of 434% since April. Here is a breakdown of our top 3 markets:

CA – Depletions are up 647% since April, including growth of 34% from July to August and 16% from August to September.*
IL – Depletions are up 3281% since April, with a dip of 28% from July to August and a strong recovery of 124% growth from August to September.*
NY – Depletions are up 650% since April, including growth of 130% from July to August (September depletion data is not available yet for NY).*

We have also expanded our footprint across Florida this month with the expansion into 6 Total Wine & More and 18 ABC retail stores with approval for another 32 ABC stores over the next few weeks.

Italian restaurant chain North Italia has increased their usage of Chareau by adding it to a second cocktail on their menu. We are now featured in both the Mozzafiato and Southside Spritz at North Italia locations across the country.

Our e-commerce store on the Chareau.us website will be going live next week. Keep an eye out for a separate update with more details once the store is open.

And finally, our September revenue is currently on track to be our strongest month of 2020 and potentially match, or surpass, our September 2019 monthly revenue. We are growing beyond our projections laid out earlier this year despite the very negative effect COVID has had on our industry, and the hospitality industry, as a whole.

Thank you for your support!

*Depletion data and growth rate are based on cases sold per day
**The above numbers and projections have not been reviewed or audited by a third party CPA, and are meant as additional information that the company currently has available.

The Best Under $35 Alcohol, According To Bartenders & Beverage Directors

about 2 months ago

Checkout Chareau in Refinery29 *The Best Under $35 Alcohol, According to Bartenders & Beverage Directors*

> *"I love Chareau because it is a complex and delightful cocktail in a bottle. In my home, I drink it on the rocks with a little gin, and when I use it in a cocktail for guests, it is sure to wow!* ***Meghan Abraham, Lead Bartender at Commons Club at Virgin Hotels San Francisco, CA***



REFINERY29 DISCOVER WATCH SHOP MORE United States

Story from FOOD & DRINKS >

The Best Under $35 Alcohol, According To Bartenders & Beverage Directors

OLIVIA HARRISON
LAST UPDATED AUGUST 21, 2020, 9:25 AM

Chareau Aloe Liqueur

"I love Chareau because it is a complex and delightful cocktail in a bottle. In my home, I drink it on the rocks with a little gin, and when I use it in a cocktail for guests, it is sure to wow! At Commons Club, we use Charea in our low ABV cocktail, 'Tubular Bells.'

Chareau is an Aloe Vera Liqueur made in Camarillo, CA. Made from an Eau de Vie (un-aged brandy), it's macerated with fresh cucumber, muskmelon, spearmint, and lemon peel. Fresh Aloe Vera juice is then added as the final step in creating this wonderful expression of California agriculture in a bottle, with a kiss of raw cane sugar for balance." — **Megan Abraham, lead bartender at Commons Club at Virgin Hotels San Francisco in San Francisco, CA**


chareau
ALOE LIQUEUR

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chareau has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chareau be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chareau has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chareau be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

$100k Raised!!

3 months ago

Welcome to our family and thank you for all of your support! This week we passed $100k in investment raised to continue growing Chareau into the #1 American Made Liqueur in the World.

Thank you for sharing Chareau with all of your friends and family, and please feel free to pass along our info to anybody you would like to have join us on our journey.

And, we have also updated our map of accounts on our website. Please take a moment to see where you can find a bottle of Chareau near you and how Chareau is growing across the country.

Cheers!

Kurt

SHOW MORE UPDATES

Comments (40 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Stephen Whitson 1 INVESTMENT INVESTED 2 days ago

Ready to order, how do I access the bonus rewards? Thanks!

Kurt Charron - Chareau 2 days ago

Hi Stephen, we will be issuing the bonus rewards later this month after the current round ends. Thank you for your investment!

Charlie Roberts SE OWNER 9 INVESTMENTS INVESTED a month ago

Hi Kurt,
I just got my delivery today! The packaging was great as it seemed sturdy in case the carrier decided to go bowling with the box. I also liked that there was nothing that couldn't be recycled or reused. One idea I had that could be introduced once you get the logistics down pat, would be to add a drink recipe card in the box. Maybe it has a QR code that brings you to a video of a bartender making the drink which brings you back to the website. Just an idea and probably already thought of, but thought I would add it just in case.
Cheers,
Charlie

Kurt Charron - Chareau a month ago

Thank you Charlie! I love the drink recipe idea and will let the team know.

Charlie Roberts SE OWNER 9 INVESTMENTS INVESTED a month ago

Hi Kurt,
I took a little drive and found a bottle of Chareau. The aroma when I opened the bottle definitely smells like California in a bottle. I am thrilled that the online store has been stood up and I look forward to receiving the order I put in coincidentally on the first day you opened the online shop. I will post any feedback of the whole experience. I hope everyone is safe with the wildfires and that the operation is not impacted. Be Safe, Charlie

Kurt Charron - Chareau a month ago

Thank you Charlie! Please do keep us posted with any feedback on the online store experience. We've already implemented several changes to streamline and improve the customer experience with feedback we received. Any feedback is truly appreciated.

We have been fortunate to be safe from fires this year in Camarillo, and our production operations have not been directly impacted, but fire season isn't over and our thoughts are with everyone who has been affected. Thank you again for your thoughts and feedback. Have a great week!

Darlene Wallace SE OWNER 49 INVESTMENTS INVESTED a month ago

Kurt,
I was able to successfully order my daughter a bottle to be shipped to Washington State. I only had one small problem with the website when trying to enter a shipping address and a billing address. I sent the message to the support email address.

I also would like to know if you will ever be able to ship to South Carolina? I would like to send my mother a bottle. When I key in her zip code, the system would not allow me to order.

Also, will you consider adding a "log out" button to the website versus just closing out the browser?

Thanks for your time :)

Kurt Charron - Chareau a month ago
Thank you for the order and for the feedback Darlene! Our store is new, and any feedback to improve our site is greatly appreciated. As far as South Carolina, unfortunately we cannot ship to that state right now, and I don't know when that will change. It has to do with the state liquor laws. Thank you again!

Charlie Roberts SE OWNER 9 INVESTMENTS INVESTED a month ago
After watching your video, reading the materials and learning more about all of you, I went ahead and invested. I think all of it was really amazing and I really connected with the storyline of the little diversification of the bar shelf. I was trying to get ahold of some near me in Upstate NY and couldn't find anywhere easily. I just put in an order directly on the website and I look forward to trying this for myself. Cheers!

Kurt Charron - Chareau a month ago
Thank you Charlie! I really appreciate the feedback and your investment. I know the options are limited in Upstate NY right now, but that will change. We're getting into more locations every day, but in the meantime we did just launch our web store this week for that reason. We wanted to make it as easy as possible for our customers to get a bottle, especially in these times. Happy to have you on our team. Cheers!

Maria Gregory SE OWNER 28 INVESTMENTS INVESTED 2 months ago
Thank You Mr. Charron

Maria Gregory SE OWNER 28 INVESTMENTS INVESTED 2 months ago
Hello, I invested in you however, I would like to follow the financials, if someone could please contact me that would be greatly appreciated.

Kurt Charron - Chareau 2 months ago
Hi Maria, we do our best to post everything on this page to allow everybody equal access to information, however, if you would still like to contact us directly, our email is info@chareau.us. Thank you for your investment!

Christina Schultz 2 INVESTMENTS INVESTED 2 months ago
Kurt, Thanks so much. So to confirm, payments to loans that were on pause for COVID have resumed?

Kurt Charron - Chareau 2 months ago
They are scheduled to resume this month.

SHOW MORE COMMENTS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Chareau is an all-natural aloe vera liqueur that is light, refreshing, and completely unique to the spirits market. The blend of local organic cucumber, spearmint, lemon peel, muskmelon, and fresh aloe vera is not only delicious, but the perfect spirit to brighten up your cocktails or sip on the rocks with a splash sparkling water and a squeeze of lime. My family had a background in farming, and I was always inspired by the natural beauty and agriculture that we have here in California. I started out making this in my kitchen and my dream was to be able to put California in a Bottle for the whole world to enjoy.

Before Chareau, there was very little innovation with liqueurs. However, if you go to any bar in the world, you are going to see the same liqueurs on the back shelf. Some of the more common ones are Midori, Chambord, and Aperol. All made overseas brightly colored, loaded with sugar, and without any ingredients listed on the bottle. We wanted to change that and make a liqueur here in the U.S. that appealed to the modern bartender and the home consumer… and so we did. We make a delicious all-natural, low-calorie spirit with no artificial colors, no artificial flavors, and we source all of our ingredients from local farms right here in California. We then distill and bottle by hand at our own distillery in the small farm town of Camarillo.

Over the last 5 years, we've sold over 150,000 bottles and seen hundreds of different cocktails made by some of the best bartenders in the best bars and restaurants all across the country. In 2017 at our very first and only competition, Chareau was named a unanimous Double Gold Medal Winner by all 40 judges at the San Francisco World Spirits Competition, and a year later, Wine Enthusiast Magazine gave Chareau a score of 96 as the Highest Rated Liqueur of the Year.

Our goal is to continue making award-winning products here at our distillery and for Chareau to be a bar staple on the back of every single bar in the world. We're now available in 40 states across the U.S. and with your help, we'll be able to expand internationally and expand our portfolio to make even more products. Let's make Chareau the #1 American Made Liqueur in the World.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

ARTICLES OF INCORPORATION

to

CHARRON FAVREAU, S.P.C.

A **WA SOCIAL PURPOSE CORPORATION** , effective on the date indicated below.

Effective Date: 02/11/2019
UBI Number: 604 378 362

Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 02/11/2019

FILED
Secretary of State
State of Washington
Date Filed: 02/11/2019
Effective Date: 02/11/2019
UBI No: 604 378 362

ARTICLES OF INCORPORATION OF CHARRON FAVREAU, S.P.C.

ARTICLE 1

NAME

The name of this corporation is **CHARRON FAVREAU, S.P.C.**

ARTICLE 2

ORGANIZATION AND DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") as a social purpose corporation governed by Title 23B RCW of the Act. This corporation has perpetual existence.

ARTICLE 3

PURPOSE

1.1 This corporation is organized and operated as a social purpose corporation, to the greatest extent permitted a business corporation formed under Title 23B RCW of the Act. In pursuing any business, trade, or activity which may be conducted lawfully by a corporation organized under the Act, this corporation shall pursue the creation of a material positive impact on society and the environment, taken as a whole, assessed against a third-party standard, from the business and operations of this corporation (the "General Social Purpose").

1.2 This corporation is organized to carry out the above business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporation's activities upon any or all of:

(a) the corporation's employees, suppliers, or customers;

(b) the local, state, national, or world community; or

(c) the environment

1.3 In addition, the specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding craft and local liqueur production, and development of best practices in natural liqueur processing, including but not limited to actions and economic support to:

(a) education about the importance of craft and local liqueur production;

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

(b) the advancement of low carbon footprint packaging and corporate activities; and

(c) economic and social assistance to organizations with similar goals or objectives.

1.4 The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

1.5 Any proposed amendments to these Articles of Incorporation that constitute a material change to the General Social Purpose or Specific Social Purposes identified herein or the requirement of this corporation to assess pursuit of its General and Specific Social Purposes against a third-party standard identified herein, must be approved by at least two-thirds of the voting group comprising of all the votes of this corporation entitled to be cast on the proposed amendment, and by two-thirds of the holders of the outstanding shares of each class or series, voting as separate voting groups.

ARTICLE 4

REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is, 300 Deschutes Way SW, Suite 304, Tumwater, WA 98501, and the name of the registered agent at such address is Corporation Service Company.

ARTICLE 5

CAPITAL STOCK

The authorized capital stock of this corporation shall consist of fifty million (50,000,000) shares of Common Stock, each share having a par value of $0.0001 (the "Common Stock") and each share having the right to cast one vote in all actions of the shareholders of the corporation; and twenty million (20,000,000) shares of preferred stock, each having a par value of $0.0001 (the "Preferred Stock").

The Company shall maintain records of funds paid by purchasers of Common Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts of funds paid as specified above, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the amounts paid.

The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to provide for the issuance of such shares in an aggregate amount not exceeding the number of shares of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the corporation, the rights, if any, of holders of Preferred Stock of any class and/or series to convert or exchange such shares of Preferred Stock of such class and/or series for shares of any other class or series of capital stock or for any other securities, property or assets of the corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Before the corporation shall issue any shares of Preferred Stock of any class and/or series, articles of amendment in a form meeting the requirements of the Washington Business Corporation Act, as amended, setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such class and/or series, and the number of shares of Preferred Stock of such class and/or series authorized by the Board of Directors to be issued shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Washington Business Corporation Act, and shall become effective without any shareholder action. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

ARTICLE 6

PREEMPTIVE RIGHTS

Shareholders of this corporation shall not have preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the corporation.

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

ARTICLE 7

DIRECTORS

The number of directors of this corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified there.

ARTICLE 8

CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE 9

STANDARD OF CONDUCT FOR BOARD MEMBERS AND OFFICERS

In discharging the duties of their respective positions to act in the best interests of this corporation—including a merger, share exchange, sale of substantially all the assets of this corporation or similar transaction—the board of directors, committees of the board, and individual directors and officers of this corporation shall consider the effects of any action or inaction on:

(a) the ability of this corporation to accomplish its General and Social Purposes;

(b) the shareholders of this corporation;

(c) the employees and workforce of this corporation and its subsidiaries and suppliers;

(d) the interest of customers as beneficiaries of the General or Specific Social Purposes;

(e) community and societal considerations, including those of any community in which offices or facilities of this corporation or its subsidiaries or suppliers are located;

(f) the local and global environment; and

(g) the short-term and long-term interests of this corporation, including benefits that may accrue to this corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of this corporation.

The board of directors, committees of the board, and individual directors and officers of this corporation shall not be required to give priority to any person or group referenced above over the interests of any other person or group. For the avoidance of doubt, the board of directors, committees of the board, and individual directors and officers of this corporation, upon consideration of the effects on any person or group referenced above, may accept an offer, between

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

competing offers, of a lower price per unit in a merger, share exchange, sale of all or substantially all of the assets of this corporation or similar transaction.

This corporation's shareholders shall enjoy the right, through derivative action brought on behalf of this corporation, to enforce the fiduciary duties required by this section.

ARTICLE 10

LIMITATION OF DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for:

(a) Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b) Conduct violating RCW 23B.08.310 (which involves certain distributions by the corporation);

(c) Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Without limiting the generality of the foregoing, any action taken as a director, or any failure to act, that a director reasonably believes is intended to promote one or more of the social purposes of this corporation as set forth in Article 3, shall be deemed to be in the best interests of this corporation.

If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 11

INDEMNIFICATION OF DIRECTORS

11.1 The corporation shall indemnify its directors to the full extent permitted by the Act now or hereafter in force. However, such indemnity shall not apply on account of:

(a) Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b) Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

(c) Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors' resolution or contract.

11.2 The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

11.3 No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE 12

TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

Any contract or other transaction between this corporation and one or more of its directors, or between this corporation and any corporation, firm, association or other entity of which one or more of its directors are shareholders, members, directors, officers or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the board of directors which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action, by voting or otherwise even though his or their presence or vote, or both, might have been necessary to obligate this corporation upon such contract or transaction; provided, that the transaction is fair to the corporation at the time it is authorized, approved, or ratified.

ARTICLE 13

ACTION BY NONUNANIMOUS SHAREHOLDER CONSENT

13.1 Subject to the provisions of RCW 23B.07.040, shareholders will be permitted to act by less than unanimous consent of all shareholders entitled to vote on an action.

13.2 Before the date on which the action becomes effective, notice of the taking of such action shall be given to each shareholder of record, describing with reasonable clarity and specifying the general nature of the action approved, stating the effective date and time of the approved action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Except as otherwise provided

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

in RCW 23B.07.040, such notice shall be given as follows: (a) if mailed, by deposit in the U.S. mail prior to the specified effective time of such action, with first-class postage thereon prepaid, correctly addressed to each shareholder of record at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) if delivered by personal delivery, by courier service, by wire or wireless equipment, by telegraphic or other facsimile transmission, or by any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder of record at the physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation, prior to the specified effective time of such action.

ARTICLE 14

MAJORITY VOTE

If a vote of the shareholders is required to authorize any of the following matters, such matters need be approved by a majority of all votes, unless otherwise specified herein, of each voting group entitled to be cast on the matter:

(a) Amendment to Articles of Incorporation;

(b) Plan of Merger or Consolidation or Plan of Share Exchange;

(c) Sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business; or

(d) Proposal to dissolve the corporation.

ARTICLE 15

BUSINESS OPPORTUNITIES

No director or officer of the corporation, or any related person of any such director or officer, shall have the duty (fiduciary or otherwise) or obligation, if any, to offer the corporation the right to have or participate in business opportunity (within the meaning of the Act) prior to the pursuit or taking of the opportunity by the director or officer or related person; provided that the foregoing disclaimer shall not apply to an officer or related person of an officer unless the board of directors, by action of qualified directors taken in compliance with the Act, approves the application of such disclaimer to that officer or related person of that officer, which approval may condition the application of such disclaimer to such officer or related person of that officer on any basis.

ARTICLE 16

SOCIAL PURPOSE REPORT

Under RCW 23B.25.150 and within four months of the close of this corporation's fiscal year, the board of directors shall cause a social purpose report to be furnished to the shareholders

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

by making such report publicly accessible, free of charge, at the corporation's principal internet web site address. The annual social purpose report shall include:

(a) A narrative description of the ways in which this corporation pursued its purposes identified herein, and the extent to which these purposes were achieved;

(b) Any circumstances that may have hindered this corporation from achieving the purposes herein;

(c) The identity of, and process and rationale for selecting or changing, the third-party standard used to assess the purposes identified herein; and

(d) An assessment of the overall social and environmental performance of this corporation against a third-party standard:

(i) applied consistently with any application of that standard in prior benefit reports; or

(ii) accompanied by an explanation of the reasons for:

(A) any inconsistent application; or
(B) the change to that standard from the one used in the immediately prior report

For the purposes of these Articles of Incorporation, a "third-party standard" shall mean a recognized standard for defining, reporting, and assessing corporate social and environmental performance that is

(a) Comprehensive because it assess the effect of the business and its operations upon the interests listed at Article X, Section 10.1;

(b) Developed by an entity that is not controlled by this corporation;

(c) Credible because it is developed by an entity that both

(i) has access to necessary expertise to assess overall corporate social and environmental performance; and

(ii) uses a balanced multi-stakeholder approach to develop the standard, including a reasonable public comment period; and

(d) Transparent because the following information is publicly available:

(i) about the standard:

(A) the criteria considered when measuring the overall social and environmental performance of a business;

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

(B) the relative weightings, if any, of those criteria

(ii) about the development and revision of the standard:

(A) the identity of directors, officers, material owners, and the governing body of the entity that developed and controls revisions to the standard;

(B) the process by which revisions to the standard and changes to the membership of the governing body are made;

(iii) an accounting of the revenue and sources of financial support for the entity with sufficient detail to disclosure any relationships that could reasonably be considered to present a potential conflict of interest.

[signature page follows]

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

SIGNATURE PAGE

ARTICLES OF INCORPORATION OF

CHARRON FAVREAU, S.P.C.

The undersigned, as incorporator of CHARRON FAVREAU, S.P.C., has signed these Articles of Incorporation on February 5, 2019.

G. Scott Greenburg, Incorporator,
c/o FarPoint Venture Law P.C.
2603 3rd Ave, Suite 100
Seattle WA 98121

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

CONSENT TO SERVE AS REGISTERED AGENT

Corporation Service Company ("Agent") hereby consents to serve as Registered Agent in the State of Washington for **CHARRON FAVREAU, S.P.C.**, Agent acknowledges that as agent for the corporation, Agent will be responsible for receiving service of process in the name of the corporation; forwarding all mail to the corporation; and immediately notifying the Office of the Secretary of State in the event of Agent's resignation, or of any changes in the registered office of the corporation for which Agent is the Registered Agent.

DATED: 2.6.2019.

Registered Office Address:

Registered Agent:

Signature: Elizabeth A Smith

Name & Title: Elizabeth A. Smith, Asst. V.P.

Work Order #: 2019020700080082 - 1
Received Date: 02/07/2019
Amount Received: $230.00

CHARRON FAVREAU, S.P.C.

VOTING AGREEMENT

This Voting Agreement ("**Agreement**") is made as of March 29, 2019 by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the individuals and entities listed on Exhibit A hereto (each an "**Investor**," and collectively, the "**Investors**"), and Kurt Charron (the "**Founder**"). The Founder and the Investors are referred to herein collectively as the "**Voting Parties**."

WHEREAS, the Company proposes to sell shares of the Company's voting equity securities pursuant to various purchase agreements (each, a "**Purchase Agreement**" and collectively the "**Purchase Agreements**");

WHEREAS, in connection with the execution of the Purchase Agreements, the Voting Parties have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. **Shares**. During the term of this Agreement, the Voting Parties each agree to vote all shares of the Company's voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (the "**Shares**") in accordance with the provisions of this Agreement.

2. **Election of Boards of Directors**.

(i) **Voting**. During the term of this Agreement, each Voting Party agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) or remove from office as members of the Company's Board of Directors those individuals nominated or named by the Founder:

(a) The initial nominee is Kurt Charron; and

(b) Up to 4 additional persons, nominated by the Founder.

(ii) **Size of Board of Directors**. During the term of this Agreement, each Voting Party agrees to vote all Shares to maintain the authorized number of members of the Board of Directors of the Company at not less than one nor more than five directors. To the extent the Board of Directors is increased to a number greater that five directors, the Founder shall have rights to approve any person proposed for nomination and each Voting Party agrees in such case to vote against any person nominated to the Board of Directors who is not approved by the Founder.

3. **Approval of Change of Control Transactions**. During the term of this Agreement, each Voting Party agrees to vote all Shares to approve any Change of Control Transaction approved by at least three members of the Board of Directors including the Founder and (i) by vote or consent of shareholders holding at least 66.33% of all votes entitled to be cast voting as a single group, or (ii) in connection with which the value of the consideration payable

per share of capital stock (assuming conversion of the Preferred) will be equal to or greater than the liquidation preference for the Preferred Stock outstanding, if any (as described in the Company's Articles of Incorporation) plus any declared but unpaid dividends thereon. "**Change of Control Transaction**" means either (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger, or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease, or other conveyance of all or substantially all of the assets of the Company.

4. **Approval of Equity Financings**. During the term of this Agreement, each Voting Party agrees to vote all Shares to approve any equity financing pursuant to which the Company sells shares of its capital stock with an aggregate sales price of not less than $1,000,000 at a pre-money valuation of at least $5,000,000.

5. **Termination**. This Agreement shall terminate upon the earlier of (i) a Change of Control Transaction; (ii) the agreement of the Founder and a majority-in-interest of the Investors; or (iii) the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or the comparable laws of the relevant jurisdiction covering the offer and sale of Common Stock, provided that the aggregate gross proceeds to the Company are not less than $15,000,000 (a "**Qualified Public Offering**").

6. **Additional Shares**. In the event that subsequent to the date of this Agreement any shares or other securities (other than pursuant to a Change of Control Transaction) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

7. **Restrictive Legend**. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

> THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT.

8. **Miscellaneous**.

(a) **Certain Definitions**. Shares "**held**" by a Voting Party shall mean any Shares directly or indirectly owned (of record or beneficially) by such Voting Party or as to which such Voting Party has voting power. "**Vote**" shall include any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by

applicable law. A "**majority-in-interest**" of either the Founders or the Investors (each, a "**Group**") shall mean the holders of a majority of the Common Stock (determined on an as-converted basis) then held by such Group.

(b) **Notices**. All notices, and other communications given or made pursuant to this Agreement to the Company or a Voting Party shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(i) personal delivery to the party to be notified,

(ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day,

(iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or

(iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their address as set forth on the signature page hereto, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, a copy shall also be sent via email to G. Scott Greenburg, FarPoint Venture Law, Seattle, Washington, scott.greenburg@farpointventurelaw.com.

With respect to any notice given under or other communication in connection with this Agreement, the Agreements, any provision of Washington law, the Company's Articles of Incorporation, the Company bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photooptical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number or other means of electronic contact supplied by Investor and accurately entered in the Company's records.

In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such

Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the applicable state law regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

(c) **Successors and Assigns**. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Voting Party hereunder.

(d) **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among Washington residents to be performed entirely within Washington, without regard to principles of conflicts of law.

(e) **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f) **Further Assurances**. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership, or other powers, all such other and additional instruments and documents and so all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g) **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

(h) **No Grant of Proxy**. This Agreement does not grant any proxy and should not be interpreted as doing so, provided that proxies separately granted under other instruments are not hereby impacted or limited. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(i) **Not a Voting Trust**. This Agreement is not a voting trust and should not be interpreted as such.

(j) **Specific Performance**. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(k) **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument referencing this Agreement and signed by the Company, a majority-in-interest of Founder and a majority-in-interest of Investors; provided, however, that Investors purchasing Shares from the Company or any shareholder may become parties to this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Voting Party. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Voting Party that has entered into this voting agreement. Each Voting Party acknowledges that by the operation of this paragraph, the Founder and the holders of a majority of the Shares held by the Investors will have the right and power to diminish or eliminate all rights of such Voting Party under this Agreement.

(l) **No Waiver**. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party's right to assert any other legal remedy available to it.

(m) **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business, and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

(n) **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

IN WITNESS WHEREOF, this Voting Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a
Washington Social Purpose Corporation

By: ___________________________

Kurt Charron, CEO

"FOUNDER":

Kurt Charron

INVESTORS:

as listed on attached signature Pages/Schedule of Investors:

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED MARCH 29, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED MARCH 29, 2019
VOTING AGREEMENT DATED MARCH 29, 2019

The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: ______________________

Number of Shares:

INVESTOR:

____
(Print name of individual or entity investing)

____
(Signature of individual Investor or authorized representative)

Name & Title: ____________________________
(If authorized representative)

Address:

Phone:

Email:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT

March 29, 2019

TABLE OF CONTENTS

Page

CHARRON FAVREAU, S.P.C.
INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "**Agreement**") is made as of March 29, 2019, by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the entities and individuals listed on the Schedule of Investors attached hereto as Exhibit A who have executed this Agreement, whether executing at the Initial Closing or any time thereafter (each an "**Investor**," and collectively the "**Investors**"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in Section 1.

RECITALS

WHEREAS, each Investor is a purchaser of Company stock pursuant to any subscription or stock purchase agreement executed by the Company for the sale of Common Stock to the Investor dated on or after March 29, 2019 ("**Purchase Agreement**"), and it is a condition to the closing of the sale of the stock to the Investors that the Investors and the Company execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

Section 1
Definitions

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) "**Affiliate**" shall mean, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any general partner, officer, director or manager of such Person and any venture capital investment partnership now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b) "**Commission**" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c) "**Common Stock**" means the Common Stock of the Company.

(d) "**Conversion Stock**" shall mean shares of Common Stock issued or issuable, as the context may require, upon conversion of the Stock.

(e) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(f) “**Holder**” shall mean any Investor who holds Registrable Securities and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 0 of this Agreement.

(g) “**Initial Closing**” shall mean the date of the initial sale of shares of the Company’s Stock pursuant to the Purchase Agreement.

(h) “**Initial Public Offering**” shall mean the closing of the Company’s first firm commitment underwritten public offering of the Company’s Common Stock registered under the Securities Act.

(i) “**Initiating Holders**” shall mean any Holder or Holders who in the aggregate hold more than 50% of the outstanding Registrable Securities.

(j) “**Investor**” or “**Investors**” has the meaning given in the preamble.

(k) “**Liquidation Event**” shall mean a merger, share exchange, consolidation or sale of all or substantially all of the assets of the Company or similar transactions pursuant to which the Company’s shareholders no longer hold a majority of the voting power of the surviving entity.

(l) “**New Securities**” shall have the meaning set forth in **Section 4.1(a)** hereto.

(m) “**Person**” shall mean any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(n) “**Purchase Agreement**” shall have the meaning set forth in the Recitals hereto.

(o) “**Qualified Public Offering**” shall mean an underwritten or institutionally placed initial public offering pursuant to an effective registration statement filed under the Securities Act or the comparable laws of the relevant jurisdiction, covering the offer and sale of Common Stock, provided that the offering price per share is greater than or equal to $5.00 (adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification, or other similar event) and the aggregate gross proceeds to the Company are not less than $15,000,000.

(p) “**Registrable Securities**” shall mean (i) shares of Common Stock issued, or issuable pursuant to the conversion of the Shares and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in (i) above; provided, however, that Registrable Securities shall not include (x) any shares of Common Stock described in clause (i) or (ii) above which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, (y) which have been sold in a private transaction in which the transferor’s rights under this Agreement are not validly assigned in accordance with this Agreement, or (z) shares held by any holder of less than 1% of the outstanding Common Stock of the Company if such shares are available for sale pursuant to Rule 144 (except to the extent the right of the holder of such securities to sell such securities is limited by Section 2.10 of this Agreement).

(q) The terms "**register**," "**registered**," and "**registration**" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

(r) "**Registration Expenses**" shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees; printing expenses; escrow fees; fees and disbursements of counsel for the Company and up to $25,000 for one special counsel for the Holders; blue sky fees and expenses; and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses; fees and disbursements of other counsel for the Holders; or the compensation of regular employees of the Company, which employee compensation shall be paid in any event by the Company.

(s) "**Restricted Securities**" shall mean any Registrable Securities required to bear the first legend set forth in Section 2.8(c) hereof.

(t) "**Rule 144**" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(u) "**Rule 145**" shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(v) "**Rule 415**" shall mean Rule 415 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(w) "**Securities Act**" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(x) "**Selling Expenses**" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of one special counsel to the Holders included in Registration Expenses).

(y) "**Stock**" shall mean shares of equity securities issued by the Company, including common stock and preferred stock, if any.

(z) "**Shares**" shall mean the shares of the Company's Common Stock issued pursuant to the Company's 2018 Common Stock issuances and offerings, and pursuant to any purchase agreement for the sale thereof execute by the Company.

(aa) "**Short Form**" shall mean Form S-3, or any successor or comparable form, as promulgated by the Commission for a public offering of securities by a company with a class of security previously listed for public resale, or the comparable form of the relevant jurisdiction or exchange.

(bb) "**Withdrawn Registration**" shall mean a forfeited demand registration under Section 2.1 in accordance with the terms and conditions of Section 2.4.

Section 2
Registration Rights

2.1 Requested Registration.

(a) **Request for Registration**. Subject to the conditions set forth in this Section 2.1, if the Company shall receive from Initiating Holders a written request signed by such Initiating Holders that the Company effect any registration with respect to at least 20% of the Registrable Securities, or such lesser number of shares as shall have an aggregate price to the public of at least $5 million (such request shall state the number of shares of Registrable Securities to be disposed of by such Initiating Holders), the Company will:

(i) promptly give written notice of the proposed registration to all other Holders; and

(ii) as soon as practicable, file and use its commercially reasonable efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) and to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 20 days after such written notice from the Company is mailed or delivered.

(b) **Limitations on Requested Registration**. The Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 2.1:

(i) Prior to six (6) months following the effective date of the first registration statement filed by the Company covering an underwritten offering of any of its securities to the general public;

(ii) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as maybe required by the Securities Act;

(iii) After the Company has initiated two such registrations pursuant to this Section 2.1;

(iv) During the period starting with the date 60 days prior to the Company's good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or

(v) If the Initiating Holders propose to dispose of shares of Registrable Securities which may be immediately registered on a Short Form pursuant to a request made under Section 2.3 hereof.

(c) **Deferral**. If (i) in the good faith judgment of the Board of Directors of the Company, the filing of a registration statement covering the Registrable Securities would be materially detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(iv) above) the Company shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than twice in any 12 month period.

(d) **Underwriting**. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1 and the Company shall include such information in the written notice given pursuant to Section 2.1(a)(i). In such event, the right of any Holder to include all or any portion of its Registrable Securities in such registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities to the extent provided herein. If the Company shall request inclusion in any registration pursuant to Section 2.1 of securities being sold for its own account, or if other persons shall request inclusion in any registration pursuant to Section 2.1, the Initiating Holders shall, on behalf of all Holders, offer to include such securities in the underwriting and such offer shall be conditioned upon the participation of the Company or such other persons in such underwriting and the inclusion of the Company's and such person's other securities of the Company and their acceptance of the further applicable provisions of this Section 2 (including Section 2.10). The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Company, which underwriters are reasonably acceptable to a majority-in-interest of the Initiating Holders.

(e) **Allocations**. Notwithstanding any other provision of this Section 2.1, if the underwriters advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Securities that may be so included shall be allocated as follows: (i) first, among all Holders requesting to include Registrable Securities in such registration statement based on the pro rata percentage of Registrable Securities held by such Holders, assuming conversion; and (ii) second, to the Company, which the Company may allocate, at its discretion, for its own account, or for the account of other holders or employees of the Company.

(f) **Exclusions**. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company, the underwriter or the Initiating Holders. The securities so excluded shall also be withdrawn from registration. Any Registrable Securities or

other securities excluded or withdrawn from such underwriting shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 2.1, then the Company shall then offer to all Holders who have retained rights to include securities in the registration the right to include additional Registrable Securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among such Holders requesting additional inclusion, as set forth above.

2.2 Company Registration.

(a) **Company Registration**. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders, other than a registration pursuant to Section 2.1 or 2.3, a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, a registration relating solely to a transaction on Form S-4, Form S-8, or similar forms that may be promulgated in the future, or a registration on any registration form that does not permit secondary sales, the Company will:

(i) promptly give written notice of the proposed registration to all Holders; and

(ii) use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.2(b) below, and in any underwriting involved therein, all of such Registrable Securities as are specified in a written request or requests made by any Holder or Holders received by the Company within 10 days after such written notice from the Company is mailed or delivered. Such written request may specify all or a part of a Holder's Registrable Securities.

(b) **Underwriting**. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

(c) **Allocations**. Notwithstanding any other provision of this Section 2.2, if the underwriters advise the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the underwriters may (subject to the limitations set forth below) limit the number of Registrable Securities to be included in, the registration and underwriting; provided that the Registrable Securities may not be limited to less than 25% of the total offering unless the offering is a Qualified Public Offering. The Company shall so advise all holders of securities requesting registration. In the event of such marketing limitations, each Holder shall have the right to include shares on a pro rata basis as among all Holders and to include shares in preference to any other holders of the Common Stock.

(d) **Exclusions**. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall also be excluded therefrom by written notice from the Company or the underwriter. The Registrable Securities or other securities so excluded shall also be withdrawn from such registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(e) **Right to Terminate Registration**. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

(f) **Additional Registration Rights**. The Company shall not grant additional registration rights pursuant to this Section 2.2 without the consent of Holders of at least 50% of the Registrable Securities; provided that the Company reserves the right to extend *pari passu* registration rights and rights of participation to purchase a percentage of any offering of new securities of the Company to holders of any class or series of its equity securities in exchange for (i) a 180-day "market standoff" provision, as described in Section 2.10 and (ii) a right of first refusal to acquire all securities proposed to be transferred or sold by such equity security holder, as described in the Right of First Refusal and Co-Sale Agreement.

2.3 Short Form Registration.

(a) **Request for Form S-3 Registration**. After its initial public offering, the Company shall use its commercially reasonable efforts to qualify for Short Form registration on Form S-3 or any comparable or successor form or forms as available in the relevant jurisdiction. After the Company has qualified for Short Form registration, in addition to the rights contained in the foregoing provisions of this Section 2 and subject to the conditions set forth in this Section 2.3, if the Company shall receive from Holders of Registrable Securities a written request that the Company effect any Short Form registration with respect to all or part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), the Company will take all such action with respect to such Registrable Securities as required by Section 2.1(a)(i).

(b) **Limitations on Short Form Registration**. The Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.3:

(i) If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such Short Form registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000; or

(ii) If, in a given twelve-month period, the Company has effected two (2) such registrations in such period.

(c) **Deferral**. If (i) in the good faith judgment of the Board of Directors of the Company, the filing of a Short Form registration statement would be materially detrimental to the Company and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the

Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(iv) above) the Company shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than once in any twelve-month period.

(d) **Underwriting**. If the Holders of Registrable Securities requesting Short Form registration under this Section 2.3 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Sections 2.1(d), (e), and (f) shall apply to such registration. Notwithstanding anything contained herein to the contrary, registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration or registrations effected pursuant to Section 2.1.

2.4 Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to Sections 2.1, 2.2, and 2.3 hereof shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.1 and 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or because a sufficient number of Holders shall have withdrawn so that the minimum offering conditions set forth in Sections 2.1 and 2.3 are no longer satisfied (in which case all participating Holders shall bear such expenses pro rata among each other based on the number of Registrable Securities requested to be so registered), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to Section 2.1. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the holders of securities included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.

2.5 Registration Procedures. In the case of each registration effected by the Company pursuant to Section 2, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its commercially reasonable efforts to:

(a) Keep such registration effective for a period of ending on the earlier of the date which is 120 days from the effective date of the registration statement or such time as the Holder or Holders have completed the distribution described in the registration statement relating thereto.

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above;

(c) Furnish such number of prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

(d) Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdiction as shall be reasonably requested by the Holders; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

(f) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(h) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1 hereof, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains reasonable and customary provisions, and provided further, that each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.6 Indemnification.

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and partners, legal counsel, and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification, or compliance has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction

required of the Company in connection with any offering covered by such registration, qualification, or compliance, and the Company will reimburse each such Holder, each of its officers, directors, partners, legal counsel, and accountants and each person controlling such Holder, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or action arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder, any of such Holder's officers, directors, partners, legal counsel or accountants, any person controlling such Holder, such underwriter or any person who controls any such underwriter and stated to be specifically for use therein; and provided, further that, the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, partners, legal counsel, and accountants and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder, and each of their officers, directors, and partners, and each person controlling such Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any such registration statement, prospectus, offering circular, or other document, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Holders, directors, officers, partners, legal counsel, and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided that in no event shall any indemnity under this Section 2.6 exceed the net proceeds from the offering received by such Holder.

(c) Each party entitled to indemnification under this Section 2.6 (the "**Indemnified Party**") shall give notice to the party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and

provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

2.7 Information by Holder. Each Holder of Registrable Securities shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section 2.

2.8 Restrictions on Transfer.

(a) The holder of each certificate representing Registrable Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 2.8. Each Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Restricted Securities, or any beneficial interest therein, unless and until (x) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Restricted Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 2.8 and Section 2.10, except for transfers permitted under Section 2.8(b), and (y):

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) such Holder shall have given prior written notice to the Company of such Holder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, such Holder shall have furnished the Company, at its expense, with (i) an opinion of counsel, reasonably satisfactory to the Company, to the effect that such disposition will not require registration of such Restricted Securities under the Securities Act or (ii) a "no action" letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the Holder to the Company. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

(b) Permitted transfers include (i) a transfer not involving a change in beneficial ownership, or (ii) in transactions involving the distribution without consideration of Restricted Securities by any Holder to any of its Affiliates, partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, (iii) transfers in compliance with Rule 144(k), as long as the Company is furnished with satisfactory evidence of compliance with such Rule, or (iv) a transfer or transfers whereby the transferee is acquiring at least 5,495 shares of the transferor's Registrable Securities; provided, in each case, that the Holder thereof shall give prior written notice to the Company of such Holder's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c) Each certificate representing Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD OF UP TO 180 DAYS IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTORS RIGHTS AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Holders consent to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer established in this Section 2.8.

(d) The first legend referring to federal and state securities laws identified in Section 2.8(c) hereof stamped on a certificate evidencing the Restricted Securities and the stock transfer instructions and record notations with respect to such Restricted Securities shall be removed and the Company shall issue a certificate without such legend to the holder of such Restricted Securities if (i) such securities are registered under the Securities Act, or (ii) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale or transfer of such securities may be made without registration under the Securities Act, or (iii) such holder provides the Company with reasonable assurances, which may, at the option of the Company, include an opinion of counsel satisfactory to the Company, that such securities can be sold pursuant to Section (k) of Rule 144 under the Securities Act.

2.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a) Make and keep public information regarding the Company available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after 90 days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

(c) So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after 90 days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

2.10 Market Stand-Off Agreement. Each Holder hereby agrees that such Holder shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the 180 day period following the effective date of a Qualified Public Offering (the "**Lock-Up Period**"), provided that all officers and directors of the Company (and related persons) are bound by and have entered into similar agreements and the Company uses all reasonable efforts to obtain similar covenants from all holders of at least 1% of the Company's voting securities. If (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings

results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or event, as applicable, unless the Company waives, in writing, such extension. The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 2.8(c) hereof with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of the Lock-Up Period.

2.11 Delay of Registration. No Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.12 Transfer or Assignment of Registration Rights. The rights to cause the Company to register securities granted to a Holder by the Company under this Section 2 may be transferred or assigned by a Holder to (i) any of a Holder's Affiliates, partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, or a transfer not involving a change in beneficial ownership, or (ii) a transferee or assignee of not less than 5,495 shares of the Company's outstanding capital stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like); provided that (i) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8 hereof, the Right of First Refusal and Co-Sale Agreement, and applicable securities laws, (ii) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are intended to be transferred or assigned and (iii) the transferee or assignee of such rights assumes in writing the obligations of such Holder under this Agreement, including without limitation the obligations set forth in Section 2.10.

2.13 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of a majority in interest of the Holders, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are pari passu with or senior to the registration rights granted to the Holders hereunder.

2.14 Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Section 2.1, 2.2, or 2.3 shall terminate on the earlier of (i) such date, on or after the closing of the Company's first registered public offering of Common Stock, on which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any 90-day period, and (ii) five years after the closing of a Qualified Public Offering.

Section 3
Covenants of the Company

The Company hereby covenants and agrees, as follows:

3.1 Basic Financial Information and Inspection Rights.

(a) **Basic Financial Information**. Upon request, the Company shall deliver within 120 days after the end of each fiscal year of the Company to each Holder who then owns at least 5,495 shares of Common Stock, Stock of the Company, or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like) (each, a "**Major Holder**" and collectively, the "**Major Holders**") an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and unaudited consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied. These rights shall terminate upon a Qualified Public Offering.

(b) **Inspection Rights**. The Company shall permit each Major Holder, at such Major Holder's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances, and accounts with its officers, all at such reasonable times and during normal business hours, as may be requested by such Major Holder.

3.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Holder by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights of Section 3 in respect of any Holder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of more than 10% of the outstanding debt or equity securities of a competitor (collectively, a "**Competitor**"); provided, however, that the parties agree that a Holder shall not be considered a Competitor for this purpose solely because the Holder is a venture capital investment partnership that has made portfolio investments in one or more companies that compete with the Company unless the Board of Directors of the Company acting in good faith so determines. Each Holder acknowledges that the information received by them pursuant to this Agreement may be confidential and for its use only, and it will not use such confidential information in violation of the Exchange Act or reproduce, disclose, or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information and its attorneys) except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally.

3.3 Option Vesting. Unless otherwise authorized by the Board of Directors of the Company, all stock options, stock appreciation rights, or other equity-based awards issued or granted by the Company to employees, directors, consultants, and other service providers shall be subject to vesting over a four-year period with no vesting to occur during the initial 12 months following issuance or grant.

3.4 Board Matters. The Company shall use commercially reasonable efforts to ensure that the Board of Directors meets at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel

expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors. The Company shall cause to be established, as soon as practicable, and will maintain, an audit and compensation committee, each of which shall consist solely of non-management directors.

3.5 Participation in New Securities. Each Investor shall have a right of participation to purchase any New Securities (as defined in Section 4(b) below) offered by the Company in the same proportion that the number of shares held by Investor (on an as-converted basis) holds to the total number of shares then outstanding. Such right shall terminate immediately prior to closing of a Qualified Public Offering or on a Liquidation Event.

3.6 Termination of Covenants. The covenants set forth in this Section 3 shall terminate and be of no further force and effect upon the earlier to occur of the closing of a Qualified Public Offering and a Liquidation Event.

Section 4
Right of First Refusal to Holders

(a) The Company hereby grants to each Holder who owns any Shares or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like), the right of first refusal to purchase its pro rata share of New Securities (as defined in Section 4(b) below) that the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Holder's pro rata share, for purposes of this right of first refusal, is equal to the ratio of (a) the number of Shares owned by such Holder immediately prior to the issuance of New Securities (assuming full conversion of the Shares) to (b) the total number of Shares and Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Shares). Such right shall terminate immediately prior to closing of a Qualified Public Offering or on a Liquidation Event.

(b) "**New Securities**" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities; options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; provided that the term "**New Securities**" does not include:

(i) the Shares, except to the extent that the Company offers more than 11 million Shares in the aggregate, each Holder will have the right to participate on a pro rata basis;

(ii) securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements, or other employee stock incentive programs or arrangements approved by the Board of Directors of the Company;

(iii) securities issued pursuant to the conversion or exercise of any outstanding convertible or exercisable securities as of this date of this Agreement;

(iv) securities issued or issuable as a dividend or distribution on Shares or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f), or 4(g) of the Certificate of Incorporation of the Company;

(v) securities offered pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act pursuant to which all outstanding Shares are automatically converted into Common Stock pursuant to an Automatic Conversion Event (as defined in the Certificate of Incorporation of the Company);

(vi) securities issued or issuable pursuant to the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Company;

(vii) securities issued or issuable to banks, equipment lessors, or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board of Directors of the Company;

(viii) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing, or other similar agreements or strategic partnerships approved by the Board of Directors of the Company;

(ix) securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Company;

(x) securities of the Company that are otherwise excluded by the affirmative unanimous vote of the Board of Directors of the Company; and

(xi) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (x) above.

(c) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Holder written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Holder shall have 10 days after any such notice is mailed or delivered to agree to purchase such Holder's pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

(d) In the event the Holders fail to exercise fully the right of first refusal within said 10 day period (the "**Election Period**"), the Company shall have 90 days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within 90 days from the date of said agreement) to sell that portion of the New Securities with respect to which the Holders' right of first refusal option set forth in this Section 4 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Holders delivered pursuant to Section 4(c). In the event the Company has not sold within such 90-day period following the Election Period, or such 90-day

period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Holders in the manner provided in this Section 4.

(e) The right of first refusal granted under this Agreement shall expire upon, and shall not be applicable to the first to occur of (x) the Company's Initial Public Offering, (y) a Liquidation Event, or (z) five years after the date of this Agreement.

Section 5
Miscellaneous

5.1 Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and Holders of a majority in interest of Common Stock held Investors; provided, however, that Holders purchasing shares of Stock in a Closing after the Initial Closing (each as defined in the Purchase Agreement) may become parties to this Agreement as Investors, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Holder. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to the Purchase Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Holder under this Agreement.

5.2 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(a) personal delivery to the party to be notified;

(b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day;

(c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

(d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their addresses as set forth on the signature page hereto as reflected in the official shareholder records of the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, it shall be sent to the address for notices set forth on the execution page hereof or at such other address as the Company shall have furnished to the Investor, with a copy to G. Scott Greenburg, FarPoint Venture Law PC, 2604 3rd Ave, Suite 100, Seattle WA 98121.

With respect to any notice given under or other communication in connection with this Agreement, any provision of the Washington General Corporation Law, the Restated Certificate, the Company's bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company, its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photo optical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number, or other means of electronic contact supplied by Investor and accurately entered in the Company's records. In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving, or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the California Corporations Code regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

5.3 Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Washington without regard to principles of conflicts of law.

5.4 Successors and Assigns. This Agreement, and any and all rights, duties, and obligations hereunder, shall not be assigned, transferred, delegated, or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate, or sublicense any rights, duties, or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

5.5 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

5.6 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power, or remedy

of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

5.7 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

5.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections and paragraphs shall, unless otherwise provided, refer to sections and paragraphs hereof.

5.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

5.10 Telecopy Execution and Delivery. A facsimile, telecopy, or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy, or other reproduction hereof.

5.11 Jurisdiction; Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in the State of Washington (or in the event of exclusive federal jurisdiction, the courts of the District of Washington).

5.12 Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

5.13 Termination Upon Change of Control. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon (a) a Liquidation Event; or (b) a sale, lease, or other conveyance of all substantially all of the assets of the Company.

5.14 Conflict. In the event of any conflict between the terms of this Agreement and the Company's Certificate or its Bylaws, the terms of the Company's Certificate or its Bylaws, as the case may be, will control.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, this Investors' Rights Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a Washington Social Purpose Corporation

By: ____________________________
Kurt Charron, CEO

INVESTORS:

____

and as listed on attached signature Pages/Schedule of Investors:

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED MARCH 29, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED MARCH 29, 2019
VOTING AGREEMENT DATED MARCH 29, 2019

The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: ______________________

Number of Shares:

INVESTOR:

____
(Print name of individual or entity investing)

____
(Signature of individual Investor or authorized representative)

Name & Title: ____________________________
(If authorized representative)

Address:

Phone:

Email:

EXHIBIT A

SCHEDULE OF INVESTORS

CHARRON FAVREAU, S.P.C.

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

March 29, 2019

TABLE OF CONTENTS

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Right of First Refusal and Co-Sale Agreement (the "**Agreement**") is made as of March 29, 2019 by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the entities and individuals listed on the Schedule of Investors attached hereto as Exhibit A who have executed this Agreement, whether executing at the Initial Closing or any time thereafter (each an "**Investor**," and collectively, the "**Investors**"), and Kurt Charron (the "**Founder**").

RECITALS

WHEREAS, the Founder currently owns shares of the Company's Common Stock; and

WHEREAS, each Founder and Investor is a party to an agreement for the purchase of shares of Company Common Stock (the "**Purchase Agreement**"), and in connection with the closing of the sale of the stock to the Founder and Investors, the Founder, Investors and the Company agree to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

A. "**Common Stock**" means the common stock of the Company.

B. "**Change of Control**" means the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least 50% of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions.

C. "**Convertible Securities**" means all then outstanding options, warrants, rights, convertible notes, Preferred Stock or other securities of the Company directly or indirectly convertible into or exercisable for shares of Common Stock.

D. "**Co-Sale Eligible Investor**" means each Eligible Investor who has not exercised its right in Sections 3(B) and/or 3(C), as the case may be.

E. "**Days**" means calendar days; provided that if any day falls on a weekend or a federal holiday, the term "day" shall mean the next business day.

F. “**Eligible Investor**” means any Founder or Investor who, at the time in question, holds at least 100,000 shares of Common Stock or Convertible Securities (as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like).

G. “**Preferred Stock**” means the Preferred Stock of the Company, if any.

H. “**Qualified Initial Public Offering**” means an underwritten or institutionally placed initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or the comparable laws of the relevant jurisdiction covering the offer and sale of Common Stock, provided that the aggregate gross proceeds to the Company are not less than $15,000,000.

I. “**Rights of Co-Sale**” means the rights of co-sale provided to the Co-Sale Eligible Investors in Section 4 of this Agreement.

J. “**Rights of First Refusal**” means the rights of first refusal provided to the Company and the Eligible Investors in Section 3 of this Agreement.

K. “**Seller**” means any Founder or Investor, proposing to Transfer Seller Shares.

L. “**Seller Shares**” means all shares of Common Stock and Convertible Securities of the Company owned as of the date hereof or hereafter acquired by the Founder or Investors, as the case may be (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like).

M. “**Transfer**,” “**Transferring**,” “**Transferred**,” or words of similar import, mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly by an Investor or Investors, except:

(1) any bona fide pledge made pursuant to a bona fide loan transaction that creates a mere security interest, if the pledgee executes a counterpart copy of this Agreement and becomes bound thereby as a Seller in the event that and to the extent that such pledgee ever acquires ownership of such shares;

(2) any transfers of Seller Shares by the Seller to Seller’s spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of Seller, or to a trust or trusts for the exclusive benefit of Seller or those members of Seller’s family specified in this Section 1(O)(2) or transfers of Seller Shares by Seller by devise or descent; provided, that, in all cases, the transferee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(3) any bona fide gift effected for charitable or tax planning purposes, provided, that the pledgee, transferee or donee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(4) in any one 12 month period, on a cumulative basis, up to 5% of Seller Shares (calculated as of the date of this Agreement) held by Seller; provided that the aggregate maximum amount of shares transferable pursuant to this Section 1(O)(4) shall not exceed 15% of Seller Shares (calculated as of the date of this Agreement and as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like) held by Seller;

(5) by operation of law;

(6) any transfer to the Company or an Eligible Investor pursuant to the terms of this Agreement;

(7) any repurchase of the Seller Shares by the Company pursuant to agreements under which the Company has the option to repurchase such Seller Shares upon the occurrence of certain events, such as termination of employment, or in connection with the exercise by the Company of any rights of first refusal; and

(8) any redemption of shares pursuant to the Company's Articles of Incorporation.

If Seller plans to make any of the above excepted transfers, then, prior to transferring its Seller Shares, Seller shall deliver to the Company a written notice stating: (i) Seller's bona fide intention to make an excepted transfer of its Seller Shares; (ii) the name, address and phone number of each proposed transferee; (iii) the aggregate number of Seller Shares to be transferred to each proposed transferee; and (iv) the section in this agreement upon which Seller is relying in making an excepted transfer.

2. **Restrictions on Transfer**.

A. **General**. Before Seller may Transfer any Seller Shares, Seller must comply with the provisions of Section 2(B), Section 3, and Section 4.

B. **Notice of Proposed Transfer**. Prior to Seller Transferring any Seller Shares, Seller shall simultaneously deliver to the Company and the Eligible Investors a written notice (the "**Transfer Notice**") in the form attached hereto as Exhibit B, stating: (i) Seller's bona fide intention to sell or otherwise Transfer such Seller Shares; (ii) the name, address and phone number of each proposed purchaser or other transferee ("**Proposed Transferee**"); (iii) the aggregate number of Seller Shares proposed to be Transferred to each Proposed Transferee (the "**Offered Shares**"); (iv) the bona fide cash price or, in reasonable detail, other consideration for which Seller proposes to Transfer the Offered Shares (the "**Offered Price**"); and (v) each Eligible Investor's right to exercise either its Right of First Refusal or its Right of Co-Sale (but not both rights) with respect to the Offered Shares.

3. **Right of First Refusal**.

A. **Exercise by the Company**.

(1) For a period of 30 days (the "**Initial Exercise Period**") after the last date on which the Transfer Notice is, pursuant to Section 8(A) hereof, deemed to have been delivered to the Company and all Eligible Investors, the Company shall have the right to purchase all or any part of the Offered Shares on the terms and conditions set forth in this Section 3. In order to exercise its right hereunder, the Company must deliver written notice to Seller within the Initial Exercise Period.

(2) Upon the earlier to occur of (a) the expiration of the Initial Exercise Period or (b) the time when Seller has received written confirmation from the Company regarding its exercise of its Right First Refusal, the Company shall be deemed to have made its election with respect to the Offered Shares, and the shares for which the Eligible Investors may exercise their Rights of First Refusal (as described below) shall be correspondingly reduced, if appropriate.

B. **Initial Exercise by the Eligible Investors**.

(1) Subject to the limitations of this Section 3(B), during the Initial Exercise Period the Eligible Investors shall have the right to purchase all or any part of the Offered Shares not purchased by the Company pursuant to Section 3(A) above (the "**Remaining Shares**") on the terms and conditions set forth in this Section 3. In order to exercise its rights hereunder, such Eligible Investor must provide written notice delivered to Seller within the Initial Exercise Period.

(2) To the extent the aggregate number of shares that the Eligible Investors desire to purchase (as evidenced in the written notices delivered to Seller) exceeds the Remaining Shares, each Eligible Investor so exercising will be entitled to purchase its pro rata share of the Remaining Shares, which shall be equal to that number of the Remaining Shares equal to the product obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock into Common Stock) held by such Eligible Investor on the date of the Transfer Notice and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock into Common Stock) held on the date of the Transfer Notice by all Eligible Investors exercising their Rights of First Refusal ("**Pro Rata ROFR Share**").

(3) Within five days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Eligible Investor specifying the number of Offered Shares to be purchased by the Company and each Eligible Investor exercising its Right of First Refusal (the "**ROFR Confirmation Notice**"). The ROFR Confirmation Notice shall also specify the number of Offered Shares not purchased by the Company or the Eligible Investors, if any, pursuant to Sections 3(A) and 3(B) hereof ("**Unsubscribed Shares**") and shall list each Participating Investor's (as defined in Section 3(C) hereof) Subsequent Pro Rata Share (as described in Section 3(C)) of any such Unsubscribed Shares.

C. **Purchase Price**. The purchase price for the Offered Shares to be purchased by the Company or by an Eligible Investor exercising its Right of First Refusal under this Agreement will be the lesser of the Offered Price or, at the Company's election, the price established through an independent third-party valuation arranged and paid for by the Company, and will be payable as set forth in Section 3(E) hereof. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith, which determination will be binding upon the Company, the Eligible Investor and Seller, absent fraud or error. The purchase price shall at the Company's option be paid in a lump sum or in ten (10) equal annual installments with the first installment due ninety (90) days after the Company has given notice of the exercise of its option. Interest will be at the Applicable Federal Rate for a long-term loan effective as of the date of the Transfer. The Company may accelerate any or all payments without incurring a prepayment penalty. Unless the parties agree otherwise, all payments shall be made in cash.

D. **Closing; Payment**. Subject to compliance with applicable state and federal securities laws, the Company and the Eligible Investors exercising their Rights of First Refusal shall effect the purchase of all or any portion of the Offered Shares, including the payment of the purchase price, within 10 days after the later of (i) delivery of the ROFR Confirmation Notice and (ii) Delivery of the Co-Sale Confirmation Notice (as defined in Section 4(A)(3) below) (the "**Right of First Refusal Closing**"). Payment of the purchase price will be made, at the option of the party exercising its Right of First Refusal, (i) in cash (by check), (ii) by wire transfer of immediately available funds, (iii) by cancellation of all or a portion of any outstanding indebtedness of Seller to the Company or the Eligible Investor, as the case may be, or (iv) by any combination of the foregoing. At such Right of First Refusal Closing, Seller shall deliver to each of the Company and the Eligible Investors exercising their Rights of First Refusal, one or more certificates, properly endorsed for transfer, representing such Offered Shares so purchased.

E. **Exclusion from Right of First Refusal**. This Right of First Refusal shall not apply with respect to Common Stock (including shares of Preferred Stock issued or issuable upon conversion thereof) sold and to be sold by Eligible Investors pursuant to the Right of Co-Sale (set forth in Section 4 below).

4. **Right of Co-Sale**.

A. **Exercise by the Eligible Investors**.

(1) Subject to the limitations of this Section 4, to the extent that the Company and the Eligible Investors do not exercise their respective Rights of First Refusal with respect to all or any part of the Offered Shares or the Remaining Shares, as applicable, pursuant to Section 3 hereof, then each Eligible Investor who has not exercised its Right of First Refusal pursuant to Section 3(B) or 3(C) (a "**Co-Sale Eligible Investor**") shall have the right to participate in such sale of the Offered Shares which are not being purchased by the Company or the Eligible Investors pursuant to their respective Rights of First Refusal ("**Residual Shares**") on the same terms and conditions as specified in the Transfer Notice. To exercise its rights hereunder, each Co-Sale Eligible Investor (a "**Selling Investor**") must have provided a written notice to Seller within the Initial Exercise Period indicating the number of shares it holds that it wishes to sell pursuant to this Section 4(A).

(2) If the aggregate number of shares that the Selling Investors desire to sell (as evidenced by written notices delivered to Seller) exceeds the number of Residual Shares, each Selling Investor will be entitled to sell up to its pro rata share of the Residual Shares which shall be equal to that number of Residual Shares equal to the product obtained by multiplying (x) the number of Residual Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by such Selling Investor and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by Seller and the Selling Investors ("**Pro Rata Co-Sale Share**").

(3) Within 10 days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Selling Investor specifying the number of Residual Shares to be sold by each Selling Investor exercising its Right of Co-Sale (the "**Co-Sale Confirmation Notice**"). The Co-Sale Confirmation Notice shall also specify the number of Residual Shares not purchased by the Selling Investors, if any, pursuant to Section 4 hereof (the "**Unsubscribed Residual Shares**") and shall list each Participating Co-Sale Investor's (as defined in Section 4(B) hereof) Subsequent Pro Rata Co-Sale Share (as described in Section 4(B)) of any such Unsubscribed Residual Shares.

B. **Closing; Consummation of the Co-Sale**. Subject to compliance with applicable state and federal securities laws, the sale of the Residual Shares by the Selling Investors shall occur within 10 days after delivery of the Co-Sale Confirmation Notice (the "**Co-Sale Closing**"). If a Selling Investor exercised the Right of Co-Sale in accordance with this Section 4, then such Selling Investor shall deliver to Seller at or before the Co-Sale Closing, one or more certificates, properly endorsed for Transfer, representing the number of Residual Shares to which the Selling Investor is entitled to sell pursuant to this Section 4. At the Co-Sale Closing, Seller shall cause such certificates or other instruments to be Transferred and delivered to the Transferee pursuant to the terms and conditions specified in the Transfer Notice, and Seller will remit, or will cause to be remitted, to each Selling Investor, at the Co-Sale Closing, that portion of the proceeds of the Transfer to which each Selling Investor is entitled by reason of each Selling Investor's participation in such Transfer pursuant to the Right of Co-Sale.

C. **Exclusion from Co-Sale Right**. This Right of Co-Sale shall not apply with respect to Common Stock (including shares issued or issuable upon conversion of Preferred Stock) sold or to be sold to Eligible Investors or the Company pursuant to the Right of First Refusal.

D. **Multiple Series, Class, or Type of Stock**. If the Offered Shares consist of more than one series, class, or type of security, Seller has the right to Transfer hereunder each such series, class, or type; provided, that if, as to the Right of Co-Sale, a Selling Investor does not hold any of such series, class, or type and the Proposed Transferee is not willing, at the Co-Sale Closing, to purchase some other series, class, or type of security from such Selling Investor, or is unwilling to purchase any security from such Selling Investor at the Co-Sale Closing, then such Selling Investor will have the put right (the "**Put Right**") set forth in Section 5(B) below.

E. **Seller's Right To Transfer**. If any of the Offered Shares remain available after the exercise of all Rights of First Refusal and all Rights of Co-Sale, then the Seller shall be

free to Transfer, subject to Section 5 below, any such remaining shares to the Proposed Transferee at the Offered Price or a higher price in accordance with the terms set forth in the Transfer Notice; provided, however, that if the Offered Shares are not so Transferred during the 72 day period following the deemed delivery of the Transfer Notice, then Seller may not Transfer any of such remaining Offered Shares without complying again in full with the provisions of this Agreement.

5. Conditions to Valid Transfer.

A. **Generally**. Any attempt by Seller to Transfer any Seller Shares in violation of any provision of this Agreement will be void. No securities shall be transferred by Seller unless (i) such Transfer is made in compliance with all of the terms of this Agreement and all applicable federal and state securities laws and (ii) prior to such Transfer, the transferee or transferees sign a counterpart to this Agreement pursuant to which it or they agree to be bound by the terms of this Agreement. The Company will not be required to (i) transfer on its books any shares that have been sold, gifted, or otherwise Transferred in violation of any provisions of this Agreement or (ii) to treat as owner of such shares, or accord the right to vote or pay dividends to any purchaser, donee, or other transferee to whom such shares may have been so Transferred.

B. **Put Right**. If Seller Transfers any Seller Shares in contravention of the Right of Co-Sale under this Agreement (a "**Prohibited Transfer**"), or if the Proposed Transferee of Offered Shares desires to purchase a class, series, or type of stock offered by Seller but not held by a Selling Investor, or the Proposed Transferee is unwilling to purchase any securities from a Selling Investor, such Selling Investor may, by delivery of written notice to such Seller (a "**Put Notice**") within 10 days after the later of (i) the Co-Sale Closing and (ii) the date on which such Selling Investor becomes aware of the Prohibited Transfer or the terms thereof, require such Seller to purchase from such Selling Investor that number of shares of Preferred Stock (on an as-converted basis) or Common Stock subject to Section 5(B)(2)) that is equal to the number of Residual Shares such Selling Investor would have been entitled to Transfer to the purchaser (the "**Put Shares**"). Such sale shall be made on the following terms and conditions:

(1) The price per share at which the Put Shares are to be sold to Seller shall be equal to the price per share that the Selling Investor would have received at the Co-Sale Closing of such Prohibited Transfer if such Selling Investor had sold such Put Shares at the Co-Sale Closing. Such purchase price of the Put Shares shall be paid in cash or such other consideration as Seller received in the Prohibited Transfer or at the Co-Sale Closing. Seller shall also reimburse the Selling Investor for any and all fees and expenses, including, but not limited to, legal fees and expenses, incurred pursuant to the exercise or attempted exercise of such Selling Investor's Rights of Co-Sale pursuant to Section 4 or in the exercise of its rights under this Section 5 with respect to the Put Shares.

(2) The Put Shares of Stock to be sold to Seller shall be of the same class or type as Transferred in the Prohibited Transfer or at the Co-Sale Closing if such Selling Investor then owns securities of such class or type. If such Selling Investor does not own any of such class or type, the Put Shares shall be shares of Common Stock (or Preferred Stock convertible into Common Stock at the option of the holder thereof.)

(3) The closing of such sale to Seller will occur within 10 days after the date of such Selling Investor's Put Notice to such Seller. At such closing, the Selling Investor shall deliver to Seller the certificate or certificates representing the Put Shares to be sold, each certificate to be properly endorsed for transfer, and immediately upon receipt thereof, such Seller shall pay the aggregate purchase price therefore, and the amount of reimbursable fees and expenses, as specified in Section 5(B)(1).

6. **Restrictive Legend and Stop Transfer Orders**.

A. **Legend**. Each Founder and Investor understands and agrees that the Company will cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Seller Shares by the Founder and Investor:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE AS SET FORTH IN A RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES, THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE ARE BINDING ON TRANSFEREES OF THESE SHARES.

B. **Transfer Instructions**. In order to ensure compliance with the restrictions referred to herein, Seller agrees that the Company may issue appropriate "stop transfer" certificates or instructions in the event of a Transfer in violation of any provision of this Agreement and that it may make appropriate notations to the same effect in its records.

7. Termination. The Eligible Investors' Rights of First Refusal and Rights of Co-Sale shall terminate upon the earliest to occur of (i) the filing of a registration statement with respect to a Qualified Initial Public Offering, (ii) the date on which this Agreement is terminated by a writing executed by holders of at least a majority of the shares of Preferred Stock then held by the Investors (on an as converted to Common Stock basis), (iii) the dissolution or winding-up of the Company, or (iv) immediately prior to the effective date of a Change of Control. The Company's Right of First Refusal will terminate upon the earliest to occur of (i) a written election of the Company pursuant to an action by the Board of Directors, or (ii) the occurrence of any of (i), (iii), or (iv) in the preceding sentence.

8. **Miscellaneous Provisions**.

A. **Notices**. All notices, and other communications given or made pursuant to this Agreement to the Company or a Voting Party shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(i) personal delivery to the party to be notified,

(ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on

> the recipient's next business day,
>
> (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or
>
> (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their address as set forth on the signature page hereto, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, a copy shall also be sent via email to G. Scott Greenburg, FarPoint Venture Law, Seattle, Washington, scott.greenburg@farpointventurelaw.com.

With respect to any notice given under or other communication in connection with this Agreement, the Agreements, any provision of Washington law, the Company's Articles of Incorporation, the Company bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photooptical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number or other means of electronic contact supplied by Investor and accurately entered in the Company's records.

In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the applicable state law regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

B. **Successors and Assigns**. This Agreement, and any and all rights, duties, and obligations hereunder, shall not be assigned, transferred, delegated, or sublicensed by any Investor without the prior written consent of the Company. Any attempt by the Investor without such permission to assign, transfer, delegate, or sublicense any rights, duties, or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

C. **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business, and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

D. **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument referencing this Agreement and signed by the Company, each Founder and the Investors holding a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock (excluding any of such shares that have been sold to the public or pursuant to Rule 144); provided, however, that the Investor purchasing Shares in a Closing after the Initial Closing (as such terms are defined in the Purchase Agreement) may become a party to this Agreement by executing a counterpart of this Agreement, without any amendment of this Agreement, pursuant to this paragraph or any consent or approval of any other Investor. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Seller, each Investor, and each future holder of shares of Preferred Stock with rights under this Agreement. The Investor acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

E. **Continuity of Other Restrictions**. Any Seller Shares not purchased by the Company or any Eligible Investor pursuant to their Right of First Refusal hereunder will continue to be subject to all other restrictions imposed upon such Seller Shares hereunder and by law, including any restrictions imposed under the Company's First Amended and Restated Articles of Incorporation ("**Articles**"), as amended or Bylaws, or by agreement.

F. **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among Washington residents to be performed entirely within Washington, without regard to principles of conflicts of law.

G. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

H. **Further Assurances**. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership, or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

I. **Conflict**. In the event of any conflict between the terms of this Agreement and the Company's Articles or Bylaws, the terms of the Company's Articles or Bylaws, as the case may be, will control. In the event of any conflict between the terms of this Agreement and any other agreement to which a Founder is a party or by which the Founder is bound, the terms of this Agreement will control. In the event of any conflict between the Company's books and records and this Agreement or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

J. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits, and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto.

K. **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations, or covenants except as specifically set forth herein.

L. **Delays or Omissions**. Except as expressly provided herein, no delay or omission to exercise any right, power, or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power, or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

M. **Telecopy Execution and Delivery**. A facsimile, telecopy, or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy, or other reproduction hereof.

N. **Jurisdiction; Venue**. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in King County in the State of Washington (or in the event of exclusive federal jurisdiction, the courts of the Western District of Washington).

O. **Aggregation**. All shares of Preferred Stock of the Company held or acquired by affiliated entities or persons of an Investor (including but not limited to (i) a constituent partner or a retired partner of an Investor that is a partnership; (ii) a parent, subsidiary, or other affiliate of an Investor that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust therefor, in the case of an Investor who is an individual; or (iv) a member of an Investor that is a limited liability company) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement that are triggered by the beneficial ownership of a threshold number of shares of the Company's capital stock.

P. **Termination Upon a Change of Control**. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate immediately prior to the consummation of a Change of Control.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, this Right of First Refusal and Co-Sale Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a Washington social purpose corporation

By: ______________________________
Kurt Charron, CEO

"FOUNDER":

____
Kurt Charron

INVESTORS:

and as listed on attached signature Pages/Schedule of Investors:

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED MARCH 29, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED MARCH 29, 2019
VOTING AGREEMENT DATED JANUARY18, 2019

The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: ______________________

Number of Shares:

INVESTOR:

____
(Print name of individual or entity investing)

____
(Signature of individual Investor or authorized representative)

Name & Title: ___________________________
(If authorized representative)

Address:

Phone:

Email:

EXHIBIT A

SCHEDULE OF INVESTORS

EXHIBIT B

NOTICE OF SHARE TRANSFER

I, ____________________, wish to transfer ________________ shares of________________ stock of the Company (the "Seller Shares") pursuant to a (please check one): sale ( ) other ( ) (please describe) ____

____

____

I propose to transfer Seller Shares to the following entities and individuals:

1. Proposed Transferee #1 [amount, type and price of shares]
   [Address]
   [Phone Number]

2. Proposed Transferee #2 [amount, type and price of shares]
   [Address]
   [Phone Number]

3. Proposed Transferee #3 [amount, type and price of shares]
   [Address]
   [Phone Number]

The cash consideration for Seller Shares totals $_____________. The fair market value of the non-cash consideration for Seller Shares, if any, as of the date of this Notice totals $_____________.

The non-cash consideration consists of (please describe in reasonable detail):__________ ____.

Pursuant to the Right of First Refusal and Co-Sale Agreement, dated as of August __, 2008, I write to inform you of your Right of First Refusal and your Right of Co-Sale with respect to Seller Shares. If you choose to do so, you may exercise one (but not both) of these rights with respect to Seller Shares by returning this Notice to me, at the address below, with a copy to Charron Favreau, S.P.C. If you decline your right to do so, you need not return anything.

I exercise my Right of First Refusal ❑

I exercise my Right of Co-Sale ❑

I wish to (circle one, not both) buy / sell __________ shares of __________ stock.

WE MUST RECEIVE YOUR NOTICE BY <u>20 days after the date Notice is deemed to have been received by Company and Eligible Investors</u>. There is no extension of this deadline.

[Seller's Address and Name]

[Company's Address and Contact]